Exhibit 99.1

Provident Announces Record 2011 Third Quarter Results, Updated 2011 Adjusted EBITDA Guidance and the November Cash Dividend

All values are in Canadian dollars.

CALGARY, Nov. 9, 2011 /CNW/ - Provident Energy Ltd. (Provident) (TSX-PVE; NYSE-PVX) today announced its 2011 third quarter interim financial and operating results, updated 2011 adjusted EBITDA guidance and the November cash dividend.

"Very strong NGL pricing and demand has resulted in record third quarter and nine month year-to-date EBITDA" said President and Chief Executive Officer, Doug Haughey. "Our outlook for the NGL industry remains positive and we continue to be encouraged by our growing portfolio of fee-for-service based growth opportunities around our Redwater West and Empress East facilities."

Third Quarter Summary

Third quarter financial statements are reported under International Financial Reporting Standards.

•
Gross operating margin grew by 38 percent to $86 million in the third quarter of 2011, up from $62 million in 2010, driven by stronger NGL product pricing, higher frac spreads and increased Empress East sales volumes.

•
Adjusted EBITDA(1) was $70 million for the third quarter of 2011, an increase of 32 percent from $53 million in 2010. The increase reflects higher operating margins from both Redwater West and Empress East, which increased contributions by 52 percent and 64 percent, respectively, partially offset by higher realized losses on financial derivative instruments.

•
Adjusted funds flow from continuing operations(2) increased 44 percent to $63 million ($0.23 per share) in the third quarter of 2011, compared to $44 million ($0.16 per unit) in 2010, largely due to the 38 percent increase in gross operating margin.

•
Dividends paid to shareholders totaled $0.14 per share resulting in a payout ratio of 61 percent of adjusted funds flow from continuing operations, net of sustaining capital, for the third quarter of 2011.

•
Total debt at September 30, 2011 was $521 million. Provident continues to maintain its financial flexibility with approximately $289 million of capacity remaining under its $500 million revolving term credit facility.   Subsequent to the quarter, Provident completed an extension of its revolving term credit facility extending the term from June 28, 2013 to October 14, 2014.

•	Total debt to Adjusted EBITDA(1) for the twelve months ended September 30, 2011 was a ratio of 1.9 to one compared to 2.1 to one for the year ended December 31, 2010.

•
Capital expenditures were $28 million during the third quarter of 2011 and $75 million year-to-date. Capital expenditures were primarily directed towards cavern development and terminalling infrastructure at the Corunna facility, cavern and brine pond development at the Redwater facility, as well as Provident's pipeline replacement/expansion projects in northeast British Columbia.

_________________________________________

(1)
Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures" in the MD&A. Adjusted EBITDA presented above is from continuing operations and excludes the buyout of financial derivative instruments and strategic review and restructuring costs in 2010.

(2)
Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs in 2010 - see "Reconciliation of Non-GAAP measures" in the MD&A.

2011 Adjusted EBITDA Guidance

Given strong year-to-date performance and Provident's positive outlook for the balance of 2011, it is anticipated that Provident's 2011 Adjusted EBITDA will be in the upper portion of its guidance range of $245 million to $285 million. This guidance is subject to market and operational assumptions including normal weather conditions and is based, in part, on average price assumptions for October through December 2011 of U.S. WTI crude of $91.00/bbl, AECO natural gas of $3.40/GJ, a Cdn/U.S. dollar exchange rate of $1.00 and a Mont Belvieu propane price at 69 percent of crude oil. This guidance also assumes that extraction premiums at Empress for the remainder of 2011 will be near the high end of an updated range of between $6 and $9 per gigajoule.

November 2011 Cash Dividend

The November cash dividend of $0.045 per share is payable on December 15, 2011 and will be paid to shareholders of record on November 23, 2011. The ex-dividend date will be November 21, 2011. Provident's 2011 annualized dividend rate is $0.54 per common share. Based on the current annualized dividend rate and the TSX closing price on November 8, 2011 of $9.31 Provident's yield is approximately 5.8 percent.

For shareholders receiving their dividends in U.S. funds, the November 2011 cash dividend will be approximately US$0.044 per share based on an exchange rate of 0.9862. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

2011 Third Quarter Conference Call

A conference call has been scheduled for Thursday, November 10, 2011 at 7:30 a.m. MDT (9:30 a.m. Eastern) to discuss Provident's 2011 third quarter results. To participate, please dial 647-427-7450 or 888-231-8191 approximately 10 minutes prior to the conference call. An archived recording of the call will be available for replay until November 17, 2011 by dialing 403-451-9481 or 855-859-2056 and entering passcode 20775448. Provident will also provide a replay of the call on its website at www.providentenergy.com.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids midstream business. Provident's Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This news release contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute "forward-looking statements" or "forward-looking information" under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities. Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future.  Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

Consolidated financial and operational highlights

($ 000s except per share data)	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% Change	2011	2010	% Change

Product sales and service revenue	$450,849	$363,767	24	$1,386,331	$1,202,832	15

Funds flow from continuing operations (1)	$62,790	$43,642	44	$159,865	$(80,853)	-
Funds flow from discontinued operations (1)	$-	$-	-	$-	$(2,436)	(100)
Funds flow from operations (1)	$62,790	$43,642	44	$159,865	$(83,289)	-
Adjusted EBITDA - continuing operations (2)	$69,528	$52,538	32	$182,068	$(72,423)	-

Adjusted funds flow from continuing operations (3)	$62,790	$43,642	44	$159,865	$130,119	23
Per weighted average share - basic and diluted (4)	$0.23	$0.16	44	$0.59	$0.49	20

Percent of adjusted funds flow from continuing
operations, net of sustaining capital spending, paid out as declared dividends	61%	112%	(46)	73%	113%	(35)
Adjusted EBITDA excluding buyout of financial
derivative instruments and strategic review and restructuring costs - continuing operations (2)	$69,528	$52,538	32	$182,068	$138,549	31

Dividends to shareholders	$36,609	$47,990	(24)	$109,382	$143,418	(24)
Per share	$0.14	$0.18	(22)	$0.41	$0.54	(24)

Non-cash distribution in connection with the
disposition of the Upstream business unit	$-	$-		$-	$308,690
Per share	$-	$-		$-	$1.16
Net income from continuing operations	$48,398	$13,979	246	$76,632	$48,595	58
Per weighted average share - basic and diluted (4)	$0.18	$0.05	260	$0.28	$0.18	56
Net income (loss)	$48,398	$8,979	439	$76,632	$(82,886)	-
Per weighted average share - basic and diluted (4)	$0.18	$0.03	500	$0.28	$(0.31)	-
Capital expenditures from continuing operations:
- Growth	$25,761	$10,063	156	$63,951	$18,283	250
- Sustaining	$2,310	$902	156	$11,037	$3,096	256
Acquisitions - continuing operations	$-	$9		$-	$22,456
Weighted average shares outstanding (000s)
- basic and diluted (4)	270,981	266,419	2	269,920	265,437	2
Provident Midstream NGL sales volumes (bpd)	94,709	95,388	(1)	101,067	100,833	-

Consolidated
	As at September 30,	As at December 31,
($ 000s)	2011	2010	% Change
Capitalization
Long-term debt (including current portion)	$521,227	$473,754	10
Shareholders' equity	$581,414	$588,207	(1)
(1)	Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2)	Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3)	Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(4)	Includes dilutive impact of convertible debentures.

Management's Discussion & Analysis

The following analysis provides a detailed explanation of Provident's operating results for the three and nine months ended September 30, 2011 compared to the same periods in 2010 and should be read in conjunction with the accompanying interim consolidated financial statements of Provident. This analysis has been prepared using information available up to November 9, 2011.

Provident operates a midstream business in Canada and the United States and extracts, processes, markets, transports and offers storage of natural gas liquids (NGLs) within the integrated facilities at Younger in British Columbia, Redwater and Empress in Alberta, Kerrobert in Saskatchewan, Sarnia in Ontario, Superior in Wisconsin and Lynchburg in Virginia.  Effective in the second quarter of 2010, Provident's Canadian oil and natural gas production business ("Provident Upstream" or "COGP") was accounted for as discontinued operations and comparative figures have been reclassified to conform with this presentation (see note 18 of the interim consolidated financial statements). As a result of Provident's conversion from an income trust to a corporation, effective January 1, 2011, references to "common shares", "shares", "share based compensation", "shareholders", "performance share units", "PSUs", "restricted share units", "RSUs", "premium dividend and dividend reinvestment share (DRIP) purchase plan", and "dividends" should be read as references to "trust units", "units", "unit based compensation", "unitholders", "performance trust units", "PTUs", "restricted trust units", "RTUs", "premium distribution, distribution reinvestment (DRIP) and optional unit purchase plan", and "distributions", respectively, for periods prior to January 1, 2011.

The reporting focuses on the financial and operating measurements management uses in making business decisions and evaluating performance.  This analysis contains forward-looking information and statements. See "Forward-looking information" at the end of the analysis for further discussion.

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook"). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards ("IFRS"), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. This adoption date requires the restatement, for comparative purposes, of amounts reported by Provident for the annual and quarterly periods within the year ended December 31, 2010, including the opening consolidated statement of financial position as at January 1, 2010. Provident's first, second and third quarter 2011 interim consolidated financial statements reflect this change in accounting standards. For more information, see "Change in accounting policies".

The analysis refers to certain financial and operational measures that are not defined in generally accepted accounting principles (GAAP) in Canada. These non-GAAP measures include funds flow from operations, adjusted funds flow from continuing operations, adjusted EBITDA and further adjusted EBITDA to exclude realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.

Management uses funds flow from operations to analyze operating performance. Funds flow from operations is reviewed, along with debt repayments and capital programs in setting monthly dividends. Funds flow from operations as presented is not intended to represent cash flow from operations or operating profits for the period nor should it be viewed as an alternative to cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. All references to funds flow from operations throughout this report are based on cash provided by operating activities before changes in non-cash working capital and site restoration expenditures.  See "Reconciliation of non-GAAP measures".

Management uses adjusted EBITDA to analyze the operating performance of the business. Adjusted EBITDA as presented does not have any standardized meaning prescribed by IFRS and therefore it may not be comparable with the calculation of similar measures for other entities. Adjusted EBITDA as presented is not intended to represent cash provided by operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS.  All references to adjusted EBITDA throughout this report are based on earnings before interest, taxes, depreciation, amortization, and other non-cash items ("adjusted EBITDA"). See "Reconciliation of non-GAAP measures".

Significant events in 2010

The second quarter of 2010 included two significant events that impacted the comparative results related to the second quarter and year-to-date earnings, adjusted EBITDA and funds flow from operations significantly. First, Provident sold the remainder of its Upstream business unit to move forward as a pure-play infrastructure midstream business.  This transaction completed the sales process of the Upstream business and the Upstream business unit is now classified as discontinued operations.  Strategic review and restructuring costs associated with the continued divestment of upstream properties, the final sale of Provident's Upstream business and the related separation of the business units were also incurred in the second quarter of 2010. See "Discontinued operations (Provident Upstream)".

The second significant transaction was execution of a buyout of the fixed price derivative contracts that related to the Midstream business. In April, 2010, Provident completed a buyout of fixed price crude oil and natural gas swaps for a total realized cost of $199.1 million. The carrying value of the specific contracts at March 31, 2010 was a liability of $177.7 million, resulting in an offsetting unrealized gain in the second quarter of 2010. The $199.1 million buyout represents a cash cost and reduces funds flow from operations and adjusted EBITDA. The offsetting unrealized gain of $177.7 million is not reflected in Provident's funds flow from operations or adjusted EBITDA as it is a non-cash recovery. Provident has retained certain participating crude oil and natural gas swaps and NGL throughput and inventory contracts that utilize financial derivative instruments based directly on underlying NGL products.

"Adjusted funds flow from continuing operations" and "Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs"

Two additional non-GAAP measures of "Adjusted funds flow from continuing operations" and "Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs" have been provided and are also used in the calculation of certain ratios. The adjusted non-GAAP measures are provided as an additional measure to evaluate the performance of Provident's pure-play Midstream infrastructure and logistics business and to provide additional information to assess future funds flow and earnings generating capability. See "Reconciliation of non-GAAP measures".

Recent developments

Acquisition of Three Star Trucking Ltd.

On October 3, 2011, Provident announced that it had completed the acquisition of a two-thirds interest in Three Star Trucking Ltd. ("Three Star"), a Saskatchewan based oilfield hauling company serving Bakken-area crude oil producers. The acquisition was funded by approximately $8 million in cash and 945,000 Provident shares as well as $4 million of assumed bank debt and working capital.  Provident will retain the option to purchase the remaining one-third interest in Three Star after three years from the closing date.

Construction of a truck terminal at Cromer

On September 8, 2011, Provident announced the construction of a truck unloading terminal located at Cromer, Manitoba. The terminal, plus associated storage, will have an initial capacity of approximately 2,000 barrels per day of natural gas liquids production from the Bakken area. The natural gas liquids from this terminal will be injected into the Enbridge mainline for transport to Sarnia, Ontario.  Provident anticipates the project will cost approximately $10 million to complete and will begin receiving volumes in the first quarter of 2012.

Long-term storage agreements

On September 15, 2011, Provident announced that it had entered into agreements with Nova Chemicals Corporation to provide approximately one million barrels of product storage and other services at the Provident Redwater Facility with staged on-stream dates in the third quarter of 2012 and first quarter of 2013.

On September 30, 2011, Provident announced that it had entered into a 10 year agreement with a major industrial company in the Sarnia area for the contracting of two underground storage caverns along with associated pipeline and drying facilities at Provident's Corunna Facility located near Sarnia, Ontario. The total amount of storage contracted under this agreement is 525,000 barrels with storage services anticipated to commence in the first quarter of 2012.

On October 6, 2011, Provident announced that it had entered into a 10 year crude oil storage agreement at its Redwater Facility with a major producer and will be providing two underground storage caverns totaling approximately one million barrels of storage capacity on a fee-for-service basis.  As part of the arrangement, Provident will convert one of its existing product caverns and will re-configure one of the five caverns currently under development at Redwater to accommodate the storage of crude oil products.  The caverns are expected to be placed into crude oil service in the second quarter of 2012 and 2013, respectively.

Revolving term credit facility

Provident renegotiated an extension of its existing credit agreement (the "Credit Facility") as of October 14, 2011, with National Bank of Canada as administrative agent and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the amended Credit Facility, the Lenders have agreed to continue to provide Provident with a credit facility of $500 million which, under an accordion feature, can be increased to $750 million at the option of the Company, subject to obtaining additional commitments.  The amended Credit Facility also provides for a separate Letter of Credit facility which has been increased from $60 million to $75 million. The amended terms of the Credit Facility provide for a revolving three year period expiring on October 14, 2014, from the previous maturity date of June 28, 2013 (subject to customary extension provisions).

Reconciliation of non-GAAP measures

Provident calculates earnings before interest, taxes, depreciation, amortization, and other non-cash items (adjusted EBITDA) and adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs within its MD&A disclosure. These are non-GAAP measures. A reconciliation between these measures and income from continuing operations before taxes follows:

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2011	2010	% Change	2011	2010	% Change

Income before taxes	$61,020	$9,077	572	$134,487	$18,805	615
Adjusted for:
Financing charges	8,559	8,777	(2)	31,918	21,742	47
Unrealized gain offsetting buyout of financial
derivative instruments	-	-	-	-	(177,723)	(100)
Unrealized (gain) loss on financial derivative
instruments	(16,677)	26,641	-	(24,291)	40,235	-
Depreciation and amortization	10,475	11,380	(8)	31,714	32,831	(3)
Unrealized foreign exchange gain and other	(1,109)	(4,477)	(75)	(834)	(5,026)	(83)
Loss on revaluation of conversion feature of
convertible debentures	4,097	-	-	5,300	-	-
Non-cash share based compensation expense
(recovery)	3,163	1,140	177	3,774	(3,287)	-
Adjusted EBITDA	69,528	52,538	32	182,068	(72,423)	-

Adjusted for:
Realized loss on buyout of financial derivative
instruments	-	-	-	-	199,059	(100)
Strategic review and restructuring costs	-	-	-	-	11,913	(100)
Adjusted EBITDA excluding buyout of financial
derivative instruments and strategic review and
restructuring costs	$69,528	$52,538	32	$182,068	$138,549	31

The following table reconciles funds flow from operations and adjusted funds flow from continuing operations with cash provided by (used in) operating activities:

Reconciliation of funds flow from operations	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2011	2010	% Change	2011	2010	% Change

Cash provided by (used in) operating activities	$11,583	$(14,226)	-	$114,525	$(166,700)	-
Change in non-cash operating working capital	51,207	57,868	(12)	45,340	81,370	(44)
Site restoration expenditures - discontinued
operations	-	-	-	-	2,041	(100)
Funds flow from operations	62,790	43,642	44	159,865	(83,289)	-
Funds flow from discontinued operations	-	-	-	-	2,436	(100)
Realized loss on buyout of financial derivative
instruments	-	-	-	-	199,059	(100)
Strategic review and restructuring costs	-	-	-	-	11,913	(100)
Adjusted funds flow from continuing operations	$62,790	$43,642	44	$159,865	$130,119	23

Funds flow from continuing operations and dividends

	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per share data)	2011	2010	% Change	2011	2010	% Change
Funds flow from continuing operations and dividends
Funds flow from continuing operations	$62,790	$43,642	44	$159,865	$(80,853)	-
Adjusted funds flow from continuing operations(1)	$62,790	$43,642	44	$159,865	$130,119	23
Per weighted average share - basic and diluted (2)	$0.23	$0.16	44	$0.59	$0.49	20
Declared dividends	$36,609	$47,990	(24)	$109,382	$143,418	(24)
Per share	$0.14	$0.18	(22)	$0.41	$0.54	(24)
Percent of adjusted funds flow from continuing operations, net of sustaining capital spending, paid out as declared dividends	61%	112%	(46)	73%	113%	(35)
(1) Adjusted funds flow from operations excludes realized loss on buyout of derivative instruments and strategic review and restructuring costs.
(2) Includes dilutive impact of convertible debentures.

For the three and nine months ended September 30, 2011, adjusted funds flow from continuing operations increased by 44 percent and 23 percent, respectively, over the same periods in 2010. The increases are attributed to a significant increase in gross operating margin partially offset by higher realized losses on financial derivative instruments and a current income tax recovery in the second quarter of 2010.

Declared dividends in the first nine months of 2011 totaled $109.4 million, 73 percent of adjusted funds flow from continuing operations, net of sustaining capital spending.  In the comparable period of 2010, declared distributions were $143.4 million, 113 percent of adjusted funds flow from continuing operations, net of sustaining capital spending.

In addition to cash distributions, Provident also made a non-cash distribution to unitholders in the second quarter of 2010 relating to the disposition of Provident's Upstream business. This distribution was valued at $308.7 million or $1.16 per unit (see note 18 of the interim consolidated financial statements).

Outlook

The following outlook contains forward-looking information regarding possible events, conditions or results of operations in respect of Provident that is based on assumptions about future economic conditions and courses of action. There are a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by Provident and described in the forward-looking information. See "Forward-looking information" in this MD&A for additional information regarding assumptions and risks in respect of Provident's forward-looking information.

Provident anticipates that 2011 adjusted EBITDA will be in the upper portion of its guidance range of $245 million to $285 million.  This guidance is subject to market and operational assumptions including normal weather conditions and is based, in part, on average price assumptions for October through December 2011 of U.S. WTI crude of $91.00/bbl, AECO natural gas of $3.40/GJ, a Cdn/U.S. dollar exchange rate of $1.00 and a Mont Belvieu propane price at 69 percent of crude oil. This guidance also assumes that extraction premiums at Empress for the remainder of 2011 will be near the high end of an updated range of between $6 and $9 per gigajoule.

Provident continues to move forward with its expanded 2011 capital program and has deployed approximately $75 million of capital year-to-date, including $64 million on growth capital projects and $11 million of sustaining capital. During the third quarter, Provident commenced construction of a newly announced NGL truck unloading terminal at Cromer, Manitoba and commissioned its new 16 spot multi-commodity rail loading and offloading terminal at the Provident Corunna Storage and Terminalling Facility.  Subsequent to the quarter, on October 3, 2011, Provident also closed the acquisition of a two-thirds interest in Three Star Trucking Ltd.

Execution of the remainder of Provident's 2011 capital program is currently proceeding as planned.  In the fourth quarter of 2011, construction of the Septimus to Younger Pipeline is expected to be completed and Provident anticipates putting into service a new pipeline to replace an aging section of the Taylor to Boundary Lake pipeline on the Liquids Gathering System.  Overall, it is anticipated that certain 2011 projects may be completed under budget. In addition, due to scheduling considerations, a small percentage of planned 2011 capital may be deferred to the first quarter of 2012.  This capital deferral is not expected to materially impact the start-up dates of any of Provident's capital projects.

In addition to advancing its capital program, over the past few weeks Provident has announced long-term storage arrangements for its underground storage facilities at Redwater and Corunna.  These arrangements will underpin a significant portion of the company's 2012 capital program with stable long-term fee-based arrangements.

Over the next two years, Provident currently plans to deploy approximately $280 million in growth capital, $135 million and $145 million in 2012 and 2013, respectively.  Management further estimates a future annual growth capital run rate of approximately $100 million to $125 million beyond 2013.  For Redwater West, Provident's growth opportunities are associated with the increased liquids-rich natural gas drilling in the Montney, BC area and growing activity levels in the Alberta oilsands, both of which have significantly increased the demand for NGL infrastructure and logistics services.  For Empress East, increasing liquids-rich drilling in the Appalachian shale plays in the United States as well as the Company's expanding footprint as a crude oil and NGL services provider in the Bakken area has provided Provident with opportunities to take part in the increasing demand for transportation and storage services. Sustaining capital expenditures for 2012 and beyond are expected to average between $10 million and $15 million annually.

Provident's 2012 capital program of approximately $135 million will be allocated as follows:

1.
Redwater West Storage Development

At Redwater, Provident will deploy approximately $95 million on the continued development of underground storage caverns and related cavern infrastructure. Provident currently has five caverns in various stages of development which will come into service over the next three years. Over the past several weeks, Provident has entered into long-term underground storage arrangements for approximately 2.0 million barrels of storage capacity at Redwater.  These long-term arrangements will underpin Provident's cavern development program with stable fee-based cash flows and serve to demonstrate the increasing demand for underground hydrocarbon storage in the greater Fort Saskatchewan area. In the future, one of these five development caverns may become designated as a replacement cavern.

2.
Redwater West Expansion & Optimization

Provident will spend approximately $6 million on initiatives around its Younger fractionation facility and Liquids Gathering System to optimize Younger plant operating capacity and further enhance Redwater West supply. Over the past several months, Provident has experienced a significant increase in gas supply to Younger which has stemmed from the increased liquids-rich natural gas drilling in the Montney area in BC. Completion of the Septimus to Younger pipeline, which is scheduled for the fourth quarter of 2011, will further augment gas supply into the Younger facility.

A further $18 million of capital has been allocated for the initial phase of a planned expansion and optimization of the Redwater facility.  The first phase of the expansion is expected to increase fractionation capacity at Redwater by approximately 8,000 barrels per day, and will allow Provident to process additional NGLs expected from the Younger facility and from Provident's NGL capture areas around its Liquids Gathering System, as well as additional NGLs that may be received via the Pembina Pipeline System. Additional details around subsequent expansion phases, including fractionation capacity and capital costs, are expected to be released in 2012.

3.
Corunna Facility Enhancements

For 2012, Provident has allocated approximately $10 million of capital for projects associated with its storage and terminalling facilities at Corunna, Ontario.  In the first quarter of 2012, Provident will begin providing additional storage and terminalling services under a long-term agreement with a major industrial customer in the Sarnia area.  Additional capital will be spent to increase storage capacity and enhance service capabilities at Corunna in order to meet new demand arising from increasing levels of liquids-rich natural gas drilling in the Appalachian shale plays in the United States and strong petrochemical and refining activity in the Sarnia area.

4.
Bakken Development

The remaining $6 million of capital will be directed towards expanding Provident's crude oil and NGL footprint in the Bakken area. In the first quarter of 2012, Provident will complete the construction of its truck unloading terminal facility at Cromer, Manitoba and will begin receiving NGL mix supply which will be injected into the Enbridge mainline for transportation to Sarnia, Ontario.  Through its subsidiary, Three Star Trucking Ltd., Provident is also planning to purchase additional trucking units to expand its crude oil hauling operations and diversify into NGL and diluents trucking and other service offerings.

The very strong NGL industry fundamentals which have contributed to robust NGL pricing and demand over the past few months are expected to continue throughout the remainder of 2011. However, it is expected that 2012 will trend towards more normal market conditions.  Provident continues to be encouraged by the business development opportunities that have emerged around all of its facilities in response to accelerating growth in the Montney and Appalachian natural gas plays, the Bakken oil play, and the Alberta oilsands.

Provident Midstream operating results review

The Midstream business

Provident's Midstream business extracts, processes, stores, transports and markets NGLs and offers these services to third party customers.  In order to aid in the understanding of the business, this MD&A provides information about the associated business activities of the Midstream operation comprising Redwater West, Empress East and Commercial Services.  The assets are integrated across Canada and the U.S., and are also used to generate fee-for-service income.  The business is supported by an integrated supply, marketing and distribution function that contributes to the overall operating margin of the Company.

Provident's integrated marketing and distribution arm has offices in Calgary, Alberta, Sarnia, Ontario, and Houston, Texas and operates under the brand name Kinetic.  Rather than selling NGLs produced by the Redwater West and Empress East facilities at the plant gate, the marketing and logistics group utilizes Provident's integrated suite of transportation, storage and logistics assets to access markets across North America.  Due to its broad marketing scope, Provident's NGL products are priced based on multiple pricing indices.  These indices generally correspond with the four major NGL trading hubs in North America which are located in Mont Belvieu, Texas, Conway, Kansas, Edmonton, Alberta, and Sarnia, Ontario.  Mont Belvieu, the largest NGL trading center, serves as the reference point for NGL pricing in North America. By strategically building inventories of specification products during lower priced periods which can then be distributed into premium-priced markets across North America during periods of high seasonal demand, Provident is able to optimize the margins it earns from its extraction and fractionation operations. Provident's marketing group also generates arbitrage trading margins by taking advantage of trading opportunities created by locational price differentials.

Market environment

Provident's performance is closely tied to market prices for NGLs and natural gas, which can vary significantly from period to period. The key reference prices impacting Midstream gross operating margins are summarized in the following table:

Midstream business reference prices	Three months ended September 30,			Nine months ended September 30,
	2011	2010	% Change	2011	2010	% Change

WTI crude oil (US$ per barrel)	$89.76	$76.20	18	$95.48	$77.65	23
Exchange rate (from US$ to Cdn$)	0.98	1.04	(6)	0.98	1.04	(6)
WTI crude oil expressed in Cdn$ per barrel	$87.99	$79.18	11	$93.37	$80.43	16

AECO natural gas monthly index (Cdn$ per gj)	$3.53	$3.52	-	$3.55	$4.11	(14)

Frac Spread Ratio (1)	24.9	22.5	11	26.3	19.6	34

Mont Belvieu Propane (US$ per US gallon)	$1.54	$1.07	44	$1.48	$1.13	31
Mont Belvieu Propane expressed as a percentage of WTI	72%	59%	22	65%	61%	7

Market Frac Spread in Cdn$ per barrel (2)	$56.09	$37.78	48	$53.42	$38.31	39
(1) Frac spread ratio is the ratio of WTI expressed in Canadian dollars per barrel to the AECO monthly index (Cdn$ per gj).
(2) Market frac spread is determined using average spot prices at Mont Belvieu, weighted based on 65% propane, 25% butane, and 10% condensate, and the AECO monthly index price for natural gas.

The NGL pricing environment in the third quarter of 2011 was significantly stronger than in the third quarter of 2010.  The average third quarter 2011 WTI crude oil price was US$89.76 per barrel, representing an increase of 18 percent compared to the third quarter of 2010.  The impact of higher WTI crude oil prices was partially offset by the strengthening of the Canadian dollar relative to the U.S. dollar in the third quarter of 2011 compared to the third quarter of 2010. Propane prices were also stronger than in the comparative period, reflecting the increase in crude oil prices combined with lower North American supply resulting from above average exports and stronger demand from the petrochemical sector. The Mont Belvieu propane price averaged US$1.54 per U.S. gallon (72 percent of WTI) in the third quarter of 2011, compared to US$1.07 per U.S. gallon (59 percent of WTI) in the third quarter of 2010. Butane and condensate sales prices were also much improved in the third quarter of 2011, also reflective of higher crude oil prices and steady petrochemical and oilsands demand for these products.

The third quarter 2011 AECO natural gas price averaged $3.53 per gj which is consistent with $3.52 per gj during the third quarter of 2010.  While low natural gas prices are generally favorable to NGL extraction and fractionation economics, a sustained period in a low priced gas environment may impact the availability and overall cost of natural gas and NGL mix supply in western Canada, as natural gas producers may curtail drilling activities.  Continued softness in natural gas prices has improved market frac spreads but has also caused an increase in extraction premiums paid for natural gas supply in western Canada, particularly at Empress.  Recent strength in NGL pricing has resulted in improved netbacks for producers drilling in natural gas plays with higher levels of associated NGLs, such as the Montney area in British Columbia.  Increased focus on liquids-rich natural gas drilling is beneficial to Provident supply, particularly at Redwater.

The margins generated from Provident's extraction operations at Empress, Alberta and Younger, British Columbia are determined primarily by "frac spreads", which represent the difference between the selling prices for propane-plus and the input cost of the natural gas required to produce the respective NGL products.  Frac spreads can change significantly from period to period depending on the relationship between crude oil and natural gas prices (the "frac spread ratio"), absolute commodity prices, and changes in the Canadian to U.S. dollar foreign exchange rate. Traditionally, a higher frac spread ratio and higher crude oil prices will result in stronger extraction margins.  Differentials between propane-plus and crude oil prices, as well as location price differentials will also impact frac spreads.  Natural gas extraction premiums and costs relating to transportation, fractionation, storage and marketing are not included within frac spreads, however these costs are included when determining operating margin.

Market frac spreads averaged $56.09 per barrel during the third quarter of 2011, representing a 48 percent increase from $37.78 per barrel during the third quarter of 2010.  Higher frac spreads were a result of higher NGL prices combined with a flat AECO natural gas price.  While Provident benefits directly from higher frac spreads at its Younger facility, the benefit of higher market frac spreads in the third quarter of 2011 was offset at Empress by continued high costs for natural gas supply in the form of extraction premiums. Empress extraction premiums increased approximately 50 percent when compared to the third quarter of 2010 and, are primarily a result of low volumes of natural gas flowing past the Empress straddle plants and increased competition for NGLs as a result of higher frac spreads.  Empress border flow was relatively flat in the third quarter of 2011 compared to the same quarter of 2010 at a rate of approximately 4.6 bcf per day. Lower natural gas throughput directly impacts production at the Empress facilities which in turn reduces the supply of propane-plus available for sale in Sarnia and in surrounding eastern markets. Tighter supply at Sarnia may have a positive impact on eastern sales prices relative to other major propane hubs during periods of high demand.

Provident partially mitigates the impact of lower natural gas based NGL supply at Empress through the purchase of NGL mix supply in western Canada.  Provident purchases NGL mix which is transported to the truck rack at the Provident Empress facility. The NGL mix is then transported to the premium-priced Sarnia market for fractionation and sale.  Provident also purchases NGL mix supply from other Empress plant owners as well as in the Edmonton market. While gross operating margins benefit from additional NGL mix supply, per unit margins are impacted as margins earned on frac spread gas extraction are typically higher than margins earned on NGLs purchased on a mix basis.

Industry propane inventories in the United States were approximately 57.5 million barrels as at the end of the third quarter of 2011, representing a decrease of approximately 3.9 million barrels compared to the prior year quarter, and are approximately 8.0 million barrels below the five year historical average. Inventory levels are below the five year historical average primarily due to the continued strong demand from the petrochemical sector and above average propane exports from the U.S. Gulf Coast primarily to Central and South American markets.  Canadian industry propane inventories were approximately 9.3 million barrels at the end of the third quarter of 2011, 0.6 million barrels lower than the end of the third quarter of 2010 and 0.9 million barrels lower than the historic five year average.  Propane inventories have decreased compared to the prior year quarter primarily due to strong third quarter demand for propane in 2011.

Provident Midstream business performance

Provident Midstream results can be summarized as follows:

	Three months ended September 30,			Nine months ended September 30,
(bpd)	2011	2010	% Change	2011	2010	% Change

Redwater West NGL sales volumes	52,675	58,834	(10)	56,308	59,749	(6)
Empress East NGL sales volumes	42,034	36,554	15	44,759	41,084	9
Provident Midstream NGL sales volumes	94,709	95,388	(1)	101,067	100,833	-

	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2011	2010	% Change	2011	2010	% Change

Redwater West margin	$49,982	$32,902	52	$144,615	$99,347	46
Empress East margin	22,179	13,516	64	72,157	52,910	36
Commercial Services margin	13,549	15,570	(13)	43,057	47,375	(9)
Gross operating margin	85,710	61,988	38	259,829	199,632	30
Realized loss on financial derivative instruments	(12,071)	(4,556)	165	(55,115)	(34,459)	60
Cash general and administrative expenses	(7,317)	(7,944)	(8)	(29,346)	(28,107)	4
Other income and realized foreign exchange	3,206	3,050	5	6,700	1,483	352
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs	69,528	52,538	32	182,068	138,549	31
Realized loss on buyout of financial derivative instruments	-	-	-	-	(199,059)	(100)
Strategic review and restructuring costs	-	-	-	-	(11,913)	(100)
Adjusted EBITDA	$69,528	$52,538	32	$182,068	$(72,423)	-

Gross operating margin

Midstream gross operating margin during the third quarter of 2011 totaled $85.7 million, an increase of 38 percent compared to the same period in the prior year. The increase in operating margin is the result of a higher contribution from both Redwater West and Empress East by 52 percent and 64 percent, respectively, partially offset by a 13 percent decrease in operating margin from Commercial Services.

The year-to-date margin was $259.8 million in 2011 which is 30 percent higher than the year-to-date margin of $199.6 million in 2010. Year-to-date margin reflects increased contributions from both Redwater West and Empress East by 46 percent and 36 percent, respectively, partially offset by a nine percent decrease in operating margin from Commercial Services.

Redwater West

Provident purchases NGL mix from various natural gas producers and fractionates it into finished products at the Redwater fractionation facility near Edmonton, Alberta.  Redwater West also includes natural gas supply volumes from the Younger NGL extraction plant located at Taylor in northeastern British Columbia.  The Younger plant supplies specification NGLs to local markets as well as NGL mix supply to the Fort Saskatchewan area for fractionation and sale.  The feedstock for Redwater West has a significant portion of NGL mix rather than natural gas, therefore frac spreads have a smaller impact on operating margin than in Empress East.

Also located at the Redwater facility is Provident's industry leading rail-based condensate terminal, which serves the heavy oil industry and its need for diluent. Provident's condensate terminal is the largest of its size in western Canada.  Income generated from the condensate terminal and caverns which relates to third-party terminalling and storage is included within Commercial Services, while income relating to proprietary condensate marketing activities remains within Redwater West.

The third quarter 2011 operating margin for Redwater West was $50.0 million, an increase of 52 percent compared to $32.9 million in the third quarter of 2010.  Strong third quarter 2011 results were primarily due to stronger market prices for all NGL products as well as higher frac spreads at Younger.  Overall, Redwater West NGL sales volumes averaged 52,675 barrels per day in the third quarter of 2011, a 10 percent decrease compared to the third quarter of 2010.  Lower NGL sales volumes can be largely attributed to a decrease in sales volumes for ethane and condensate in the third quarter of 2011 compared to the third quarter of 2010.  Third quarter 2011 ethane sales were curtailed as the Younger plant underwent a regularly scheduled maintenance turnaround project over the end of the second and beginning of the third quarter of 2011 whereby the plant was either idle or operating at significantly less than capacity for a period of approximately two weeks during the third quarter.  Condensate sale volumes decreased compared to the prior year quarter as Provident imported less condensate via railcar from the U.S. Gulf Coast for sale into the western Canadian market. Margins on imported condensate supply tend to be lower than product supplied through western Canadian NGL mix or product extracted at Younger due to the significant transportation costs incurred on imported product. Decreases in sales volumes were more than offset by significant improvements in condensate market pricing, resulting in a higher margin in the quarter despite the decrease in sales volumes.

Product operating margins for propane, butane and condensate were higher in the third quarter of 2011 relative to the comparative period primarily due to more favourable market pricing.  Mt. Belvieu pricing for propane, butane and condensate have increased by 44 percent, 41percent and 40 percent, respectively, in the third quarter of 2011 compared to the third quarter of 2010.

Year-to-date operating margin increased to $144.6 million in 2011 from $99.3 million in 2010, an increase of 46 percent. The year-to-date increase is primarily due to a stronger NGL pricing environment in 2011 when compared to 2010. Mt. Belvieu pricing for propane, butane and condensate has increased 31 percent, 27 percent and 36 percent, respectively, year-to-date 2011 compared to year-to-date 2010.  Higher operating margins were partially offset by a six percent reduction in Redwater West sales volumes which are primarily associated with reductions in condensate railcar imports from the U.S. Gulf Coast for sale in the western Canadian market.

Empress East

Provident extracts NGLs from natural gas at the Empress straddle plants and sells ethane and condensate in the western Canadian marketplace while transporting propane and butane into markets in central Canada and the eastern United States.  The margin in the business is determined primarily by frac spreads.  Demand for propane is seasonal and results in inventory that generally builds over the second and third quarters of the year and is sold in the fourth quarter and the first quarter of the following year.

Empress East gross operating margin was $22.2 million in the third quarter of 2011 compared to $13.5 million in the same quarter of 2010.  The 64 percent increase was due to increased sales volumes associated with strong demand for propane in the third quarter of 2011 when compared to the same quarter of 2010 as well as strong refinery demand for butane in the third quarter of 2011.  Overall, Empress East NGL sales volumes averaged 42,034 barrels per day, a 15 percent increase compared to the third quarter of 2010.  Stronger market prices for propane-plus products and consistently low gas prices resulted in higher frac spreads which was also beneficial to gross operating margin.  The positive impacts of strong demand, higher NGL sales prices and a lower AECO natural gas price were partially offset by increased extraction premiums paid to purchase natural gas in the Empress market.

Year-to-date gross operating margin of $72.2 million in 2011 represents a 36 percent increase compared to a year-to-date margin of $52.9 million in 2010.  The increase in year-to-date margin was primarily attributable to a 21 percent increase in propane-plus sales volumes combined with a 17 percent increase in propane-plus per unit revenues.  Higher volume sales and per unit revenues on propane-plus products were driven by increases in market pricing for all propane-plus NGL products and were partially offset by increased extraction premiums paid to purchase natural gas in the Empress market.  Sales volumes are higher than in the prior year as a result of higher demand for propane and butane in central Canada and the eastern United States in the third quarter of 2011 compared to the prior year quarter.

Commercial Services

Provident also utilizes its assets to generate income from fee-for-service contracts to provide fractionation, storage, NGL terminalling, loading and offloading services. Income from pipeline tariffs from Provident's ownership in NGL pipelines is also included in this activity.  During the third quarter of 2011, Provident announced long-term storage agreements for four underground storage caverns, two at the Redwater facility and two at the Provident Corunna facility.  Subsequent to the end of the quarter, Provident announced a long-term storage agreement for crude oil storage at the Redwater facility utilizing two additional underground storage caverns.

Commercial Services operating margin in the third quarter of 2011 was $13.5 million, representing a decrease of 13 percent compared to the same period in 2010.  Year-to-date 2011, the Commercial Services margin was $43.1 million, a decrease of nine percent compared to $47.4 million in 2010.  The decrease in margin was primarily associated with decreased condensate terminalling revenues as a result of the completion in mid-2010 of the Enbridge Southern Lights pipeline, which transports condensate from the United States to the Edmonton area.

Earnings before interest, taxes, depreciation, amortization, accretion, and non-cash items ("adjusted EBITDA")

Adjusted EBITDA includes the impact of the Midstream financial derivative contract buyout, as well as strategic review and restructuring costs incurred in the second quarter of 2010, associated with the separation of the business units.  Management has presented a metric excluding these items as an additional measure to evaluate Provident's performance in the period and to assess future earnings generating capability.

Third quarter 2011 adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs increased to $69.5 million from $52.5 million in the third quarter of 2010. Year-to-date adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs increased to $182.1 million from $138.5 million in 2010. The increases reflect higher gross operating margins from both Redwater West and Empress East, partially offset by higher realized losses on financial derivative instruments under the commodity price risk management program. In addition, the third quarter of 2011 includes other income of $2.1 million ($6.4 million year-to-date) related to payments received from third parties relating to certain contractual volume commitments at the Empress facilities.

Capital expenditures

Capital expenditures for the third quarter of 2011 totaled $28.1 million and $75.0 million year-to-date.  During 2011, $64.0 million of capital spending was primarily directed towards cavern development and terminalling infrastructure at the Provident Corunna facility near Sarnia, Ontario, cavern and brine pond development at the Redwater fractionation facility in Redwater, Alberta as well as various pipeline improvements and developments.  An additional $11.0 million was directed to sustaining capital activities and office related capital including $6.6 million associated with the replacement of the Taylor to Boundary Lake Pipeline.

Midstream capital expenditures for the third quarter of 2010 totaled $11.0 million and $21.4 million year-to-date.  During 2010, $18.3 million was spent on growth projects including the construction of a truck rack at the Provident Empress plant, continued development of cavern storage at Redwater, and development activities relating to the Provident Corunna facility. In addition, $3.1 million was spent on sustaining capital requirements and office related capital.

Net income (loss)

Consolidated	Three months ended September 30,			Nine months ended September 30,
($ 000s, except per share data)	2011	2010	% Change	2011	2010	% Change

Net income from continuing operations	$48,398	$13,979	246	$76,632	$48,595	58
Net loss from discontinued operations	-	(5,000)	(100)	-	(131,481)	(100)
Net income (loss)	$48,398	$8,979	439	$76,632	$(82,886)	-
Per weighted average share - basic and diluted (1)	$0.18	$0.03	500	$0.28	$(0.31)	-
(1) Based on weighted average number of shares outstanding and includes dilutive impact of convertible debentures.

In the third quarter of 2011, Provident recorded net income of $48.4 million compared to net income of $9.0 million in the comparable 2010 quarter. Net income in the third quarter of 2010 was impacted by a net loss from discontinued operations of $5.0 million related to post-closing adjustments attributed to the sale of the Upstream business in the second quarter of 2010.

Net income from continuing operations for the third quarter of 2011 was $48.4 million, compared to $14.0 million in the third quarter of 2010. Higher adjusted EBITDA combined with the positive impact of the change in unrealized gain on financial derivative instruments was partially offset by higher deferred income tax expense.

The year-to-date net income from continuing operations was $76.6 million in 2011, compared to $48.6 million in 2010. Higher adjusted EBITDA, combined with the impact of the two identified significant events in 2010 and the change in unrealized gain on financial derivative instruments, was partially offset by higher financing and income tax expenses.  Net loss from discontinued operations was $131.5 million and is attributed to the sale of the Upstream business in the second quarter of 2010.

Taxes

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2011	2010	% Change	2011	2010	% Change

Current tax expense (recovery)	$97	$(1,015)	-	$208	$(11,094)	-
Deferred income tax expense (recovery)	12,525	(3,887)	-	57,647	(18,696)	-
	$12,622	$(4,902)	-	$57,855	$(29,790)	-

The current tax expense for the three and nine months ended September 30, 2011 was $0.1 million (2010 - $1.0 million recovery) and $ 0.2 million (2010 - $11.1 million recovery), respectively. The current tax recovery in 2010 was attributed to lower earnings subject to tax in the U.S. Midstream operations allowing the recovery of taxes paid in prior periods. The lower earnings in 2010 were generated primarily by the realized loss on buyout of financial derivative instruments.

For the nine months ended September 30, 2011, deferred income tax expense was $57.6 million compared to a recovery of $18.7 million in the same period of 2010.  As a result of Provident's adoption of IFRS, the balance of deferred income taxes on the December 31, 2010 statement of financial position has increased by $22.3 million when compared to the previous Canadian GAAP amount (see note 5 of the interim consolidated financial statements). This IFRS difference is primarily due to the tax rate applied to temporary differences associated with SIFT entities. Under previous Canadian GAAP, Provident used the rate expected to be in effect when the timing differences reverse. However, under IFRS, Provident is required to use the highest rate applicable for undistributed earnings in these entities. Upon conversion to a corporation on January 1, 2011, these timing differences are now measured under IFRS using a corporate tax rate and, as a result, the majority of the IFRS difference at December 31, 2010 for deferred income taxes has reversed through first quarter 2011 net earnings, resulting in incremental deferred tax expense of approximately $24 million. The deferred tax recovery in 2010 was primarily driven by losses created by deductions at the incorporated subsidiary level under the previous Trust structure.

Financing charges

Continuing operations	Three months ended September 30,			Nine months ended September 30,
($ 000s, except as noted)	2011	2010	% Change	2011	2010	% Change

Interest on bank debt	$2,457	$2,661	(8)	$6,808	$6,685	2
Interest on convertible debentures	4,960	3,996	24	16,036	12,086	33
	7,417	6,657	11	22,844	18,771	22
Less: Capitalized borrowing costs	(739)	-	-	(739)	-	-
Less: Discontinued operations portion	-	-	-	-	(2,501)	(100)
Total cash financing charges	$6,678	$6,657	-	$22,105	$16,270	36

Weighted average interest rate on all long-term debt	5.0%	5.0%	-	5.3%	4.6%	15
Loss on purchase of convertible debentures	-	-	-	3,342	-	-
Accretion and other non-cash financing charges	1,881	2,120	(11)	6,471	6,966	(7)
Less: Discontinued operations portion	-	-	-	-	(1,494)	(100)
Total financing charges	$8,559	$8,777	(2)	$31,918	$21,742	47

Financing charges for the third quarter of 2011 were similar to the prior year, however, on a year-to-date basis financing charges have increased relative to 2010.  Interest on bank debt is lower in the third quarter of 2011 as Provident had less debt drawn on its revolving credit facility. On a year-to-date basis, interest on bank debt is similar to 2010 with lower debt levels being offset by higher borrowing rates. Interest on convertible debentures for the third quarter and year-to-date was higher than in the prior year reflecting a higher face value outstanding, partially offset by a reduced average coupon rate on the convertible debentures.  Financing charges also increased in 2011 as a result of losses recognized on the re-purchase of 6.5% convertible debentures in February 2011 and the redemption of the remaining 6.5% convertible debentures during May 2011. In addition, the prior period includes an allocation of interest expense and associated financing charges to discontinued operations.

In the third quarter of 2011, Provident commenced capitalizing borrowing costs attributable to the construction of assets that take a substantial period of time to get ready for their intended use. This reduced the Company's total recognized financing charges in the third quarter of 2011 by $0.7 million (2010 - nil).

Commodity price risk management program

Provident's risk management program utilizes financial derivative instruments to provide protection against commodity price volatility and protect a base level of operating cash flow. Provident has entered into financial derivative contracts through March 2013 to protect the relationship between the purchase cost of natural gas and the sales price of propane, butane and condensate and to protect the relationship between NGLs and crude oil in physical sales contracts. The program also reduces foreign exchange risk due to the exposure arising from the conversion of U.S. dollars into Canadian dollars, interest rate risk and fixes a portion of Provident's input costs.

The commodity price derivative instruments Provident uses include put and call options, participating swaps, and fixed price products that settle against indexed referenced pricing.

Provident's credit policy governs the activities undertaken to mitigate non-performance risk by counterparties to financial derivative instruments.  Activities undertaken include regular monitoring of counterparty exposure to approved credit limits, financial reviews of all active counterparties, utilizing International Swap Dealers Association (ISDA) agreements and obtaining financial assurances where warranted.  In addition, Provident has a diversified base of available counterparties.

Management continues to actively monitor commodity price risk and continues to mitigate its impact through financial risk management activities.  Subject to market conditions including adequate liquidity, Provident's intention is to hedge approximately 50 percent of its forecasted natural gas production volumes and forecasted NGL sales volumes on a rolling 12 month basis. Also, subject to market conditions, Provident may add additional positions as appropriate for up to 24 months.  A summary of Provident's current financial derivative positions, including Frac volume, midstream margin, interest rate, electricity, and foreign exchange contracts, is available on Provident's website at www.providentenergy.com/bus/riskmanagement/commodity.cfm.

A summary of Provident's risk management contracts executed during the third quarter of 2011 is contained in the following table.

Activity in the Third Quarter:

		Volume
Year	Product	(Buy)/Sell		Terms	Effective Period

2011	Crude Oil	2,201	Bpd	US $86.71 per bbl (2) (7)	October 1 - December 31
	Natural Gas	(8,000)	Gjpd	Cdn $3.50 per gj (3) (6)	October 1 - December 31
	Propane	3,696	Bpd	US $1.5512 per gallon (4) (6)	October 1 - December 31
	Condensate	(2,201)	Bpd	US $2.225 per gallon (5) (7)	October 1 - December 31
	Foreign Exchange			Sell US $26,222,040 per month @ 0.9862 (8)	October 1 - December 31

2012	Crude Oil	2,217	Bpd	US $86.71 per bbl (2) (7)	January 1 - September 30
	Natural Gas	(14,000)	Gjpd	Cdn $3.68 per gj (3) (6)	January 1 - March 31
	Propane	6,099	Bpd	US $1.5682 per gallon (4) (6)	January 1 - March 31
	Condensate	(2,217)	Bpd	US $2.225 per gallon (5) (7)	January 1 - September 30
	Foreign Exchange			Sell US $24,641,529 per month @ 0.9862 (8)	January 1 - March 31

(1) The above table represents transactions entered into over the third quarter of 2011.
(2) Crude Oil contracts are settled against NYMEX WTI calendar average.
(3) Natural Gas contracts are settled against AECO monthly index.
(4) Propane contracts are settled against Mont Belvieu C3 TET.
(5) Condensate contracts are settled against Belvieu NON-TET Natural Gasoline.
(6) Midstream Frac Spread contracts.
(7) Midstream margin contracts executed to manage price exposure in physical sales contracts.
(8)  US Dollar forward contracts are settled against the Bank of Canada noon rate average.  Selling notional US dollars for Canadian dollars at a fixed exchange rate results in a fixed Canadian dollar price for the hedged commodity.

Settlement of commodity contracts

The following table summarizes the impact of financial derivative contracts settled during the three and nine months ended September 30, 2011 and 2010. The table excludes the impact of the Midstream derivative contract buyout of financial derivative instruments incurred in the second quarter of 2010 which is presented separately on the consolidated statement of operations.

	Three months ended September 30,				Nine months ended September 30,
Realized loss on financial derivative instruments	2011		2010		2011		2010
($ 000s except volumes)		Volume (1)		Volume (1)		Volume (1)		Volume (1)

Crude oil	$1,625	0.8	$(1,263)	0.5	$(8,336)	1.7	$(12,414)	1.7
Natural gas	(2,243)	6.1	(3,149)	3.3	(7,935)	18.3	(25,128)	10.6
NGL's (includes propane, butane)	(13,086)	1.6	(336)	-	(41,841)	3.7	818	0.4
Foreign exchange	874		459		1,472		2,631
Electricity	1,084		(154)		1,947		446
Interest rate	(325)		(113)		(422)		(812)
Realized loss on financial derivative instruments	$(12,071)		$(4,556)		$(55,115)		$(34,459)
(1) The above table represents aggregate net volumes that were bought/sold over the periods.  Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

The realized loss on financial derivative instruments for the third quarter of 2011 was $12.1 million compared to $4.6 million in the comparable 2010 quarter.  The majority of the realized loss in the third quarter of 2011 was driven by NGL derivative sales contracts settling at a contracted price lower than current NGL market prices. The comparable third quarter 2010 realized loss was driven mostly by natural gas derivative purchase contracts settling at a contracted price higher than the market natural gas prices during the settlement period.

Liquidity and capital resources

($ 000s)	September 30, 2011	December 31, 2010	% Change

Long-term debt - revolving term credit facility	$206,482	$72,882	183
Long-term debt - convertible debentures (including current portion)	314,745	400,872	(21)
Working capital surplus (excluding financial derivative instruments)	(123,157)	(79,633)	55
Net debt	$398,070	$394,121	1

Shareholders' equity (at book value)	581,414	588,207	(1)
Total capitalization at book value	$979,484	$982,328	-

Total net debt as a percentage of total book value capitalization	41%	40%	3

Midstream revenues are received at various times throughout the month. Provident's working capital position is affected by commodity price changes as well as by seasonal fluctuations that reflect changing inventory balances in the Midstream business. Typically, Provident's inventory levels will increase in the second and third quarters when product demand is lower, and will decrease during the fourth and first quarters when product demand is at its highest. Provident relies on funds flow from operations, proceeds received under its Premium Dividend and Dividend Reinvestment ("DRIP") purchase plan, external lines of credit and access to equity markets to fund capital programs and acquisitions.

Substantially all of Provident's accounts receivable are due from customers in the oil and gas, petrochemical and refining and midstream services and marketing industries and are subject to credit risk. Provident partially mitigates associated credit risk by limiting transactions with certain counterparties to limits imposed by Provident based on management's assessment of the creditworthiness of such counterparties. In certain circumstances, Provident will require the counterparties to provide payment prior to delivery, letters of credit and/or parental guarantees. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

Long-term debt and working capital

Provident renegotiated an extension of its existing credit agreement (the "Credit Facility") as of October 14, 2011, with National Bank of Canada as administrative agent and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the amended Credit Facility, the Lenders have agreed to continue to provide Provident with a credit facility of $500 million which, under an accordion feature, can be increased to $750 million at the option of the Company, subject to obtaining additional commitments.  The amended Credit Facility also provides for a separate Letter of Credit facility which has been increased from $60 million to $75 million.

The amended terms of the Credit Facility provide for a revolving three year period expiring on October 14, 2014, from the previous maturity date of June 28, 2013, (subject to customary extension provisions) secured by all of the assets of the Company and its subsidiaries. Provident may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker's acceptances, LIBOR loans, or letters of credit.

As at September 30, 2011, Provident had drawn $210.8 million (including $1.8 million presented as a bank overdraft in accounts payable and accrued liabilities) or 42 percent of its Credit Facility (December 31, 2010 - $75.5 million or 15 percent). Included in the carrying value at September 30, 2011 were financing costs of $1.7 million (December 31, 2010 - $2.4 million). At September 30, 2011 the effective interest rate of the outstanding Credit Facility was 3.5 percent (December 31, 2010 - 4.1 percent). At September 30, 2011 Provident had $57.3 million in letters of credit outstanding (December 31, 2010 - $47.9 million) that guarantee Provident's performance under certain commercial and other contracts.

The following table shows the change in Provident's working capital position.

	As at	As at
($ 000s)	September 30, 2011	December 31, 2010	Change
Current Assets
Cash and cash equivalents	$-	$4,400	$(4,400)
Accounts receivable	183,296	206,631	(23,335)
Petroleum product inventory	161,848	106,653	55,195
Prepaid expenses and other current assets	5,110	2,539	2,571
Financial derivative instruments	37,404	487	36,917

Current Liabilities
Accounts payable and accrued liabilities	218,100	227,944	9,844
Cash distribution payable	8,997	12,646	3,649
Current portion of convertible debentures	-	148,981	148,981
Financial derivative instruments	63,717	37,849	(25,868)
Working capital surplus (deficit)	$96,844	$(106,710)	$203,554

The ratio of long-term debt to adjusted EBITDA from continuing operations for the twelve months ended September 30, 2011 was 1.9 to one compared to annual 2010 long-term debt to adjusted EBITDA from continuing operations excluding buyout of financial derivative instruments and strategic review and restructuring costs of 2.1 to one.

Share capital

On January 1, 2011, Provident Energy Trust (the "Trust") completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name "Provident Energy Ltd." Pursuant to the conversion, unitholders exchanged all of their trust units for common shares on a one-for-one basis (see notes 1 and 12 of the interim consolidated financial statements).

Under Provident's DRIP purchase plan 1.3 million shares were issued or are to be issued in the third quarter of 2011 representing proceeds of $10.3 million (2010 - 1.3 million trust units for proceeds of $8.5 million).

At September 30, 2011 management and directors held less than one percent of the outstanding common shares.

Capital related expenditures and funding

	Three months ended September 30,			Nine months ended September 30,
($ 000s)	2011	2010	% Change	2011	2010	% Change

Capital related expenditures
Capital expenditures	$(28,071)	$(10,965)	156	$(74,988)	$(21,379)	251
Site restoration expenditures - discontinued operations	-	-	-	-	(2,041)	(100)
Buyout of financial derivative instruments	-	-	-	-	(199,059)	(100)
Acquisitions	-	(9)	(100)	-	(22,456)	(100)
Net capital related expenditures	$(28,071)	$(10,974)	156	$(74,988)	$(244,935)	(69)

Funded by
Funds flow from operations net of declared dividends to shareholders and DRIP proceeds	$36,434	$4,181	771	$76,391	$(5,507)	-
Proceeds on sale of assets	-	3,300	(100)	-	3,300	(100)
Proceeds on sale of discontinued operations	-	(5,000)	(100)	-	106,779	(100)
Cash provided by investing activities from discontinued operations	-	-	-	-	170,710	(100)
Issuance of convertible debentures, net of issue costs	-	-	-	164,950	-	-
Repayment of debentures	-	-	-	(249,784)	-	-
Increase in long-term debt	35,080	60,020	(42)	132,869	38,511	245
Change in working capital, including cash	(43,443)	(51,527)	(16)	(49,438)	(68,858)	(28)
Net capital related expenditure funding	$28,071	$10,974	156	$74,988	$244,935	(69)

Provident has funded its net capital expenditures with funds flow from operations, DRIP proceeds and long-term debt.  In 2010, cash provided by investing activities from discontinued operations, which includes proceeds on sale of assets from the first quarter sales of oil and natural gas assets in West Central Alberta and the investment in Emerge Oil and Gas Inc. as well as cash proceeds from the second quarter sale of the remaining Upstream business, were applied to Provident's revolving term credit facility.

Share based compensation

Share based compensation includes expenses or recoveries associated with Provident's restricted and performance share plan. Share based compensation is recorded at the estimated fair value of the notional shares granted.  Compensation expense associated with the plan is recognized in earnings over the vesting period of each grant. The expense or recovery associated with each period is recorded as non-cash share based compensation (a component of general and administrative expense). A portion relating to operational employees at field and plant locations is also allocated to operating expense. For the nine months ended September 30, 2011, Provident recorded share based compensation expense from continuing operations of $11.3 million (2010 - $3.6 million) and made related cash payments of $6.7 million (2010 - $6.9 million). The expense was higher in 2011 as a result of an increase in the period of Provident's share trading price upon which the compensation is based and due to recoveries in the second quarter of 2010 from staff reductions resulting in cancelled and exercised units. The cash cost was included as part of severance in strategic review and restructuring costs. At September 30, 2011, the current portion of the liability totaled $13.9 million (December 31, 2010 - $7.4 million) and the long-term portion totaled $7.8 million (December 31, 2010 - $10.4 million).

Discontinued operations (Provident Upstream)

On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight Oil Exploration Ltd. ("Midnight") to form Pace Oil & Gas Ltd. pursuant to a plan of arrangement under the Business Corporations Act (Alberta). Under the arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which held all of the producing oil and gas properties and reserves associated with Provident's Upstream business. Effective in the second quarter of 2010, Provident's Upstream business is accounted for as discontinued operations.

Dividends and distributions

The following table summarizes dividends and distributions paid as declared by Provident since inception:

	Distribution / Dividend Amount
Per share / unit		(Cdn$)	(US$)*
2001 Cash Distributions paid as declared - March 2001 - December 2001		$2.54	$1.64
2002 Cash Distributions paid as declared		2.03	1.29
2003 Cash Distributions paid as declared		2.06	1.47
2004 Cash Distributions paid as declared		1.44	1.10
2005 Cash Distributions paid as declared		1.44	1.20
2006 Cash Distributions paid as declared		1.44	1.26
2007 Cash Distributions paid as declared		1.44	1.35
2008 Cash Distributions paid as declared		1.38	1.29
2009 Cash Distributions paid as declared		0.75	0.67
2010 Cash Distributions paid as declared		0.72	0.72
Inception to December 31, 2010 - Cash Distributions paid as declared		$15.24	$11.99
Capital Distribution - June 29, 2010		1.16	1.10
Total inception to December 31, 2010 Cash Distributions and Capital Distribution		$16.40	$13.09

2011 Cash Dividends paid as declared
Record Date	Payment Date
January 20, 2011	February 15, 2011	$0.045	$0.046
February 24, 2011	March 15, 2011	0.045	0.046
March 22, 2011	April 15, 2011	0.045	0.047
April 20, 2011	May 13, 2011	0.045	0.046
May 26, 2011	June 15, 2011	0.045	0.046
June 22, 2011	July 15, 2011	0.045	0.047
July 20, 2011	August 15, 2011	0.045	0.046
August 24, 2011	September 15, 2011	0.045	0.046
September 21, 2011	October 14, 2011	0.045	0.044
Total 2011 Cash Dividends paid as declared		$0.405	$0.414
* Exchange rate based on the Bank of Canada noon rate on the payment date.

Change in accounting policies

(i) Recent accounting pronouncements

The International Accounting Standards Board ("IASB") issued a number of new accounting pronouncements including IFRS 9 - Financial Instruments, IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities, and IFRS 13 - Fair Value Measurement as well as related amendments to IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates. These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted, with the exception of IFRS 9, which requires application for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of these standards.

(ii) International Financial Reporting Standards (IFRS)

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook"). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards ("IFRS"), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. This adoption date requires the restatement, for comparative purposes, of amounts reported by Provident for the annual and quarterly periods within the year ended December 31, 2010, including the opening consolidated statement of financial position as at January 1, 2010.

Provident's first, second and third quarter 2011 interim consolidated financial statements reflect this change in accounting standards. Provident's basis of preparation and adoption of IFRS is described in note 2 of the interim consolidated financial statements. Significant accounting policies and related accounting judgments, estimates, and assumptions can be found in notes 3 and 4 of the interim consolidated financial statements. The effect of the Company's transition to IFRS, including transition elections, and reconciliations of the statements of financial position and the statements of operations between previous Canadian GAAP and IFRS is presented in note 5 to the interim consolidated financial statements.

Business risks

The midstream industry is subject to risks that can affect the amount of cash flow from operations available for the payment of dividends to shareholders, and the ability to grow. These risks include but are not limited to:

•	capital markets, credit and liquidity risks and the ability to finance future growth;

•	the impact of governmental regulation on Provident;

•
operational matters and hazards including the breakdown or failure of equipment, information systems or processes, the performance of equipment at levels below those originally intended, operator error, labour disputes, disputes with owners of interconnected facilities and carriers and catastrophic events such as natural disasters, fires, explosions, fractures, acts of eco-terrorists and saboteurs, and other similar events, many of which are beyond the control of Provident;

•
the Midstream NGL assets are subject to competition from other gas processing plants, and the pipelines and storage, terminal and processing facilities are also subject to competition from other pipelines and storage, terminal and processing facilities in the areas they serve, and the gas products marketing business is subject to competition from other marketing firms;

•	exposure to commodity price, exchange rate and interest rate fluctuations;

•	reduction in the volume of throughput or the level of demand;

•	the ability to attract and retain employees;

•	increasing operating and capital costs;

•	regulatory intervention in determining processing fees and tariffs;

•	reliance on significant customers;

•	non-performance risk by counterparties;

•	government, legislation and regulatory risk;

•	changes to environmental and other regulations; and

•	environmental, health and safety risks.

Provident strives to minimize these business risks by:

•	employing and empowering management and technical staff with extensive industry experience and providing competitive remuneration;

•	adhering to a disciplined commodity price risk management program to mitigate the impact that volatile commodity prices have on cash flow available for the payment of dividends;

•	marketing natural gas liquids and related services to selected, credit worthy customers at competitive rates;

•	maintaining a competitive cost structure to maximize cash flow and profitability;

•	maintaining prudent financial leverage and developing strong relationships with the investment community and capital providers;

•	adhering to strict guidelines and reporting requirements with respect to environmental, health and safety practices; and

•	maintaining an adequate level of property, casualty, comprehensive and directors' and officers' insurance coverage.

Readers should be aware that the risks set forth herein are not exhaustive.  Readers are referred to Provident's annual information form, which is available at www.sedar.com, for a detailed discussion of risks affecting Provident.

Share trading activity

The following table summarizes the share trading activity of Provident for each quarter in the nine months ended September 30, 2011 on both the Toronto Stock Exchange and the New York Stock Exchange:

	Q1	Q2	Q3
TSE - PVE (Cdn$)
High	$9.03	$9.06	$8.84
Low	$7.62	$7.70	$6.84
Close	$9.03	$8.62	$8.58
Volume (000s)	31,800	29,039	27,238
NYSE - PVX (US$)
High	$9.30	$9.48	$9.19
Low	$7.78	$7.85	$6.90
Close	$9.27	$8.93	$8.16
Volume (000s)	75,349	83,855	85,031

 Forward-looking information

This MD&A contains forward-looking information under applicable securities legislation.  Statements which include forward-looking information relate to future events or Provident's future performance. Such forward-looking information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes, such as making investment decisions. All statements other than statements of historical fact are forward-looking information. In some cases, forward-looking information can be identified by terminology such as "may", "will", "should", "expect", "plan", "anticipate", "believe", "estimate", "predict", "potential", "continue", or the negative of these terms or other comparable terminology. Forward-looking information in this MD&A includes, but is not limited to, business strategy and objectives, capital expenditures, acquisition and disposition plans and the timing thereof, operating and other costs, budgeted levels of cash dividends and the performance associated with Provident's natural gas midstream, NGL processing and marketing business. Specifically, the "Outlook" section in this MD&A may contain forward-looking information about prospective results of operations, financial position or cash flows of Provident. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual events or results to differ materially from those anticipated by Provident and described in the forward-looking information. In addition, this MD&A may contain forward-looking information attributed to third party industry sources. Undue reliance should not be placed on forward-looking information, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking information will not occur. Forward-looking information in this MD&A includes, but is not limited to, statements with respect to:

•	Provident's ability to benefit from the combination of growth opportunities and the ability to grow through the capital markets;

•	Provident's acquisition strategy, the criteria to be considered in connection therewith and the benefits to be derived therefrom;

•	the emergence of accretive growth opportunities;

•	the ability to achieve an appropriate level of monthly cash dividends;

•	the impact of Canadian governmental regulation on Provident;

•	the existence, operation and strategy of the commodity price risk management program;

•	the approximate and maximum amount of forward sales and hedging to be employed;

•	changes in oil, natural gas and NGL prices and the impact of such changes on cash flow after financial derivative instruments;

•	the level of capital expenditures;

•	currency, exchange and interest rates;

•	the performance characteristics of Provident's business;

•	the growth opportunities associated with the Provident's business;

•	the availability and amount of tax pools available to offset Provident's cash taxes; and

•	the nature of contractual arrangements with third parties in respect of Provident's business.

Although Provident believes that the expectations reflected in the forward-looking information are reasonable, there can be no assurance that such expectations will prove to be correct. Provident cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither Provident nor any other person assumes responsibility for the accuracy and completeness of the forward-looking information. Some of the risks and other factors, some of which are beyond Provident's control, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A include, but are not limited to:

•	general economic and credit conditions in Canada, the United States and globally;

•	industry conditions associated with the NGL services, processing and marketing business;

•	fluctuations in the price of crude oil, natural gas and natural gas liquids;

•	interest payable on notes issued in connection with acquisitions;

•	governmental regulation in North America of the energy industry, including income tax and environmental regulation;

•	fluctuation in foreign exchange or interest rates;

•	stock market volatility and market valuations;

•	the impact of environmental events;

•	the need to obtain required approvals from regulatory authorities;

•	unanticipated operating events;

•	failure to realize the anticipated benefits of acquisitions;

•	competition for, among other things, capital reserves and skilled personnel;

•	failure to obtain industry partner and other third party consents and approvals, when required;

•	risks associated with foreign ownership;

•	third party performance of obligations under contractual arrangements; and

•	the other factors set forth under "Business risks" in this MD&A.

Readers are cautioned that the foregoing list is not exhaustive of all possible risks and uncertainties. With respect to developing forward-looking information contained in this MD&A, Provident has made assumptions regarding, among other things:

•	future natural gas, crude oil and NGL prices;

•	the ability of Provident to obtain qualified staff and equipment in a timely and cost-efficient manner to meet demand;

•	the regulatory framework regarding royalties, taxes and environmental matters in which Provident conducts its business;

•	the impact of increasing competition;

•	Provident's ability to obtain financing on acceptable terms;

•	the general stability of the economic and political environment in which Provident operates;

•	the timely receipt of any required regulatory approvals;

•	the timing and costs of pipeline, storage and facility construction and expansion and the ability of Provident to secure adequate product transportation;

•	currency, exchange and interest rates; and

•	the ability of Provident to successfully market its NGL products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used.  Forward-looking information contained in this MD&A is made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement.

Quarterly table

Financial information by quarter (IFRS)
($ 000s except for per share and operating amounts)	2011
	First Quarter	Second Quarter	Third Quarter	Year-to- Date

Product sales and service revenue	$519,100	$416,382	$450,849	$1,386,331
Funds flow from continuing operations (1)	$53,585	$43,490	$62,790	$159,865
Funds flow from continuing operations per share - basic and diluted (4)	$0.20	$0.16	$0.23	$0.59
Adjusted EBITDA - continuing operations (2)	$61,242	$51,298	$69,528	$182,068

Adjusted funds flow from continuing operations (3)	$53,585	$43,490	$62,790	$159,865
Adjusted funds flow from continuing operations per share - basic and diluted (4)	$0.20	$0.16	$0.23	$0.59
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (2)	$61,242	$51,298	$69,528	$182,068

Net (loss) income	$(11,985)	$40,219	$48,398	$76,632
Net (loss) income per share
- basic and diluted (4)	$(0.04)	$0.15	$0.18	$0.28
Shareholder dividends	$36,324	$36,449	$36,609	$109,382
Dividends per share	$0.14	$0.14	$0.14	$0.41
Provident Midstream NGL sales volumes (bpd)	116,864	91,872	94,709	101,067
(1) Represents cash flow from operations before changes in working capital.
(2) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3) Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(4) Includes dilutive impact of convertible debentures.

Quarterly table

Financial information by quarter (IFRS)
($ 000s except for per unit and operating amounts)	2010
	First	Second	Third	Fourth	Annual
	Quarter	Quarter	Quarter	Quarter	Total

Product sales and service revenue	$472,940	$366,125	$363,767	$543,725	$1,746,557
Funds flow from continuing operations (1)	$46,839	$(171,334)	$43,642	$74,133	$(6,720)
Funds flow from continuing operations per unit
- basic	$0.18	$(0.65)	$0.16	0.28	$(0.03)
- diluted	$0.18	$(0.65)	$0.16	0.27	$(0.03)
Adjusted EBITDA - continuing operations (2)	$51,442	$(176,403)	$52,538	$86,342	$13,919

Adjusted funds flow from continuing operations (3)	$47,325	$39,152	$43,642	$76,002	$206,121
Adjusted funds flow from continuing operations per unit
- basic	$0.18	$0.15	$0.16	0.28	$0.77
- diluted (4)	$0.18	$0.15	$0.16	0.27	$0.77
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (2)	$51,928	$34,083	$52,538	$88,211	$226,760

Net (loss) income	$(50,921)	$(40,944)	$8,979	$72,380	$(10,506)
Net (loss) income per unit
- basic	$(0.19)	$(0.15)	$0.03	0.27	$(0.04)
- diluted (4)	$(0.19)	$(0.15)	$0.03	0.26	$(0.04)
Unitholder distributions	$47,634	$47,794	$47,990	$48,221	$191,639
Distributions per unit	$0.18	$0.18	$0.18	0.18	$0.72
Provident Midstream NGL sales volumes (bpd)	113,279	94,030	95,388	121,627	106,075
(1) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(2) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization, and other non-cash items - see "Reconciliation of Non-GAAP measures".
(3) Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.
(4) Includes dilutive impact of convertible debentures.
Quarterly table

Financial information by quarter (Canadian GAAP) (1)
($ 000s except for per unit and operating amounts)	2009
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual Total

Product sales and service revenue	$477,056	$333,354	$339,661	$480,420	$1,630,491
Funds flow from continuing operations (2)	$57,349	$14,456	$24,859	$51,190	$147,854
Funds flow from continuing operations per unit - basic and diluted	$0.22	$0.06	$0.09	$0.19	$0.57
Adjusted EBITDA - continuing operations (3)	$65,095	$20,383	$25,569	$57,182	$168,229

Adjusted funds flow from continuing operations (4)	$57,623	$21,858	$24,859	$52,769	$157,109
Adjusted funds flow from continuing operations per unit - basic and diluted	$0.22	$0.08	$0.09	$0.20	$0.60
Adjusted EBITDA excluding buyout of financial derivative instruments and strategic review and restructuring costs - continuing operations (3)	$65,369	$27,785	$25,569	$58,761	$177,484

Net (loss) income	$(40,284)	$(80,061)	$51,663	$(20,338)	$(89,020)
Net (loss) income per unit - basic and diluted	$(0.16)	$(0.31)	$0.20	$(0.08)	$(0.34)
Unitholder distributions	$54,511	$47,012	$47,238	$47,456	$196,217
Distributions per unit	$0.21	$0.18	$0.18	$0.18	$0.75
Provident Midstream NGL sales volumes (bpd)	141,669	102,799	98,229	111,912	113,528
(1) The financial information for 2009 is presented in Canadian GAAP as these periods are prior to the January 1, 2010 transition date for IFRS.
(2) Represents cash flow from operations before changes in working capital and site restoration expenditures.
(3) Adjusted EBITDA is earnings before interest, taxes, depreciation, amortization and other non-cash items - see "Reconciliation of Non-GAAP measures".
(4) Adjusted funds flow from continuing operations excludes realized loss on buyout of financial derivative instruments and strategic review and restructuring costs.

PROVIDENT ENERGY LTD.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
Canadian dollars (000s)
(unaudited)

	As at September 30, 2011	As at December 31, 2010	As at January 1, 2010
Assets
Current assets
Cash and cash equivalents	$-	$4,400	$7,187
Accounts receivable	183,296	206,631	216,786
Petroleum product inventory (note 6)	161,848	106,653	58,779
Prepaid expenses and other current assets	5,110	2,539	4,803
Financial derivative instruments (note 15)	37,404	487	5,314
Assets held for sale (note 18)	-	-	186,411
	387,658	320,710	479,280
Non-current assets
Investments	-	-	18,733
Exploration and evaluation assets (note 18)	-	-	24,739
Property, plant and equipment (note 7)	907,230	833,790	1,422,156
Intangible assets (note 8)	109,913	118,845	132,478
Goodwill (note 9)	100,409	100,409	100,409
Deferred income taxes (note 14)	15,027	72,699	-
	$1,520,237	$1,446,453	$2,177,795
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$218,100	$227,944	$221,417
Cash dividends payable	8,997	12,646	13,468
Current portion of convertible debentures (note 10)	-	148,981	-
Financial derivative instruments (note 15)	63,717	37,849	86,441
Liabilities held for sale (note 18)	-	-	2,792
	290,814	427,420	324,118
Non-current liabilities
Long-term debt - revolving term credit facility (note 10)	206,482	72,882	264,776
Long-term debt - convertible debentures (note 10)	314,745	251,891	240,486
Decommissioning liabilities (note 11)	80,108	57,232	127,800
Long-term financial derivative instruments (notes 10 and 15)	29,617	29,187	103,403
Other long-term liabilities (notes 11 and 13)	17,057	19,634	12,496
Deferred income taxes (note 14)	-	-	37,765
	938,823	858,246	1,110,844

Shareholders' equity
Share capital (note 12)	2,892,225	-	-
Unitholders' contributions (note 12)	-	2,866,268	2,834,177
Contributed surplus	684	684	684
Accumulated deficit	(2,311,495)	(2,278,745)	(1,767,910)
	581,414	588,207	1,066,951
	$1,520,237	$1,446,453	$2,177,795

 The accompanying notes are an integral part of these interim consolidated financial statements.

PROVIDENT ENERGY LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
Canadian dollars (000s except per share amounts)
(unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010

Product sales and service revenue (note 16)	$450,849	$363,767	$1,386,331	$1,202,832
Realized loss on buyout of financial derivative instruments (note 15)	-	-	-	(199,059)
Unrealized gain offsetting buyout of financial derivative instruments (note 15)	-	-	-	177,723
Gain (loss) on financial derivative instruments (note 15)	4,606	(31,197)	(30,824)	(74,694)
	455,455	332,570	1,355,507	1,106,802

Expenses
Cost of goods sold (note 6)	355,113	292,799	1,097,718	977,008
Production, operating and maintenance	4,729	5,371	15,344	13,748
Transportation	5,297	3,609	13,440	12,444
Depreciation and amortization	10,475	11,380	31,714	32,831
General and administrative	10,480	9,084	33,120	24,820
Strategic review and restructuring	-	-	-	11,913
Financing charges	8,559	8,777	31,918	21,742
Loss on revaluation of conversion feature of convertible debentures (note 15)	4,097	-	5,300	-
Other income and foreign exchange (note 17)	(4,315)	(7,527)	(7,534)	(6,509)
	394,435	323,493	1,221,020	1,087,997

Income from continuing operations before taxes	61,020	9,077	134,487	18,805

Current tax expense (recovery)	97	(1,015)	208	(11,094)
Deferred tax expense (recovery) (note 14)	12,525	(3,887)	57,647	(18,696)
	12,622	(4,902)	57,855	(29,790)
Net income from continuing operations	48,398	13,979	76,632	48,595
Net loss from discontinued operations (note 18 )	-	(5,000)	-	(131,481)
Net income (loss) and comprehensive income (loss) for the period	$48,398	$8,979	$76,632	$(82,886)
Net income from continuing operations - basic and diluted	$0.18	$0.05	$0.28	$0.18
Net income (loss) per share - basic and diluted	$0.18	$0.03	$0.28	$(0.31)

The accompanying notes are an integral part of these interim consolidated financial statements.

PROVIDENT ENERGY LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Canadian dollars (000s)
(unaudited)
	Three months ended		Nine months ended
	September 30,		September 30,
	2011	2010	2011	2010
Cash provided by (used in) operating activities
Net income for the period from continuing operations	$48,398	$13,979	$76,632	$48,595
Add (deduct) non-cash items:
Depreciation and amortization	10,475	11,380	31,714	32,831
Non-cash financing charges and other	1,918	2,166	6,581	5,518
Loss on purchase of convertible debentures (note 10)	-	-	3,342	-
Non-cash share based compensation expense (recovery)	3,163	1,140	3,774	(3,287)
Unrealized gain offsetting buyout of financial derivative instruments (note 15)	-	-	-	(177,723)
Unrealized (gain) loss on financial derivative instruments (note 15)	(16,677)	26,641	(24,291)	40,235
Loss on revaluation of conversion feature of convertible debentures (note 15)	4,097	-	5,300	-
Unrealized foreign exchange gain and other	(1,109)	(4,477)	(834)	(5,026)
Gain on sale of assets (note 17)	-	(3,300)	-	(3,300)
Deferred tax expense (recovery)	12,525	(3,887)	57,647	(18,696)
Continuing operations	62,790	43,642	159,865	(80,853)
Discontinued operations	-	-	-	(2,436)
	62,790	43,642	159,865	(83,289)
Site restoration expenditures related to discontinued operations	-	-	-	(2,041)
Change in non-cash operating working capital	(51,207)	(57,868)	(45,340)	(81,370)
	11,583	(14,226)	114,525	(166,700)

Cash provided by (used for) financing activities
Issuance of convertible debentures, net of issue costs (note 10)	-	-	164,950	-
Repayment of debentures	-	-	(249,784)	-
Increase in long-term debt	35,080	60,020	132,869	38,511
Declared dividends to shareholders	(36,609)	(47,990)	(109,382)	(143,418)
Issue of shares, net of issue costs	10,253	8,529	25,908	22,141
Change in non-cash financing working capital	36	(389)	(3,649)	(403)
	8,760	20,170	(39,088)	(83,169)

Cash (used for) provided by investing activities
Capital expenditures	(28,071)	(10,965)	(74,988)	(21,379)
Acquisitions	-	(9)	-	(22,456)
Proceeds on sale of assets	-	3,300	-	3,300
Proceeds on sale of discontinued operations	-	(5,000)	-	106,779
Change in non-cash investing working capital	(900)	6,730	(4,849)	5,728
Investing activities from discontinued operations	-	-	-	170,710
	(28,971)	(5,944)	(79,837)	242,682

Decrease in cash and cash equivalents	(8,628)	-	(4,400)	(7,187)
Cash and cash equivalents, beginning of period	8,628	-	4,400	7,187
Cash and cash equivalents, end of period	$-	$-	$-	$-

Supplemental disclosure of cash flow information
Cash interest paid including debenture interest	$2,458	$5,828	$21,673	$19,291
Cash taxes received	$(941)	$(1,872)	$(2,133)	$(780)

The accompanying notes are an integral part of these interim consolidated financial statements.

PROVIDENT ENERGY LTD.
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Canadian Dollars (000s)
(unaudited)

	Share capital	Unitholders' contributions	Contributed surplus	Accumulated deficit	Total equity

Balance - December 31, 2010	$-	$2,866,268	$684	$(2,278,745)	$588,207
Cancelled on conversion to a corporation effective January 1, 2011		(2,866,268)			(2,866,268)
Issued on conversion to a corporation effective January 1, 2011	2,866,268				2,866,268
Net income and comprehensive income for the period	-	-	-	76,632	76,632
Proceeds on issuance of shares (note 12)	25,908	-	-	-	25,908
Debenture conversions (note 12)	49	-	-	-	49
Dividends	-	-	-	(109,382)	(109,382)
Balance - September 30, 2011	$2,892,225	$-	$684	$(2,311,495)	$581,414

Balance - January 1, 2010	$-	$2,834,177	$684	$(1,767,910)	$1,066,951
Net loss and comprehensive loss for the period	-	-	-	(82,886)	(82,886)
Proceeds on issuance of trust units	-	22,141	-	-	22,141
Cash distributions	-	-	-	(143,418)	(143,418)
Capital distribution in connection with the sale of the Upstream business (note 18)	-	-	-	(308,690)	(308,690)
Balance - September 30, 2010	$-	$2,856,318	$684	$(2,302,904)	$554,098

The accompanying notes are an integral part of these interim consolidated financial statements.

Notes to the Interim Consolidated Financial Statements

(Tabular amounts in Cdn $ 000's, except share and per share amounts)

(unaudited)

For the periods ended September 30, 2011

1. Structure of the Company

Provident Energy Ltd. (the "Company" or "Provident") is incorporated under the Business Corporations Act (Alberta) and domiciled in Canada. The address of its registered office is 2100, 250 - 2nd Street S.W. Calgary, Alberta.  Provident owns and manages a natural gas liquids ("NGL") midstream business and was established as a result of the conversion from an income trust structure, Provident Energy Trust (the "Trust"), to a corporate structure pursuant to a plan of arrangement. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name "Provident Energy Ltd." effective January 1, 2011. Under the plan of arrangement, former holders of trust units of the Trust received one common share in Provident Energy Ltd. in exchange for each trust unit held in the Trust.

Pursuant to the conversion, the Company acquired, directly and indirectly, the same assets and business that the Trust owned immediately prior to the effective time of the conversion and assumed all of the obligations of the Trust. In accordance with the conversion, the Trust was dissolved effective January 1, 2011 and thereafter ceased to exist. The principal undertakings of Provident Energy Ltd. and its predecessor Provident Energy Trust are collectively referred to as "the Company" or "Provident" and include the accounts of Provident and its subsidiaries and partnerships.

The conversion was accounted for on a continuity of interests basis. Accordingly, the consolidated financial statements reflect the financial position, results of operations and cash flows as if Provident Energy Ltd. had always carried on the business formerly carried on by the Trust. As a result of Provident's conversion from an income trust to a corporation, effective January 1, 2011, references to "common shares", "shares", "share based compensation", "shareholders", "performance share units", "PSUs", "restricted share units", "RSUs", "premium dividend and dividend reinvestment share (DRIP) purchase plan ", and "dividends" were formerly referred to as "trust units", "units", "unit based compensation", "unitholders", "performance trust units", "PTUs", "restricted trust units", "RTUs", "premium distribution, distribution reinvestment (DRIP) and optional unit purchase plan", and "distributions", respectively, for periods prior to January 1, 2011.

The Company's financial results for any individual quarter are not necessarily indicative of results to be expected for the full year. Interim period revenues and earnings are typically sensitive to weather and market conditions. In particular, demand and pricing for NGL products is typically seasonal and tends to result in periods of lower sales volumes during the second and third quarters as inventory is built up for sales in peak demand periods in the fourth quarter and first quarter of the following year when sales volumes are typically higher.

2. Basis of preparation and adoption of IFRS

The Company prepares its financial statements in accordance with Canadian generally accepted accounting principles as set out in the Handbook of the Canadian Institute of Chartered Accountants ("CICA Handbook"). In 2010, the CICA Handbook was revised to incorporate International Financial Reporting Standards ("IFRS"), and requires publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company commenced reporting on this basis in the March 31, 2011 interim consolidated financial statements and for periods thereafter. In the financial statements, the term "Canadian GAAP" refers to Canadian GAAP before the adoption of IFRS.

These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 - Interim Financial Reporting and IFRS 1 - First-time Adoption of International Financial Reporting Standards. Subject to certain transition elections disclosed in note 5, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at January 1, 2010 and throughout all of the periods presented, as if these policies had always been in effect. Note 5 discloses the impact of the transition to IFRS on the Company's reported financial position and financial performance, including the nature and effect of significant changes in accounting policies from those used in the Company's consolidated financial statements for the year ended December 31, 2010.

The policies applied in these interim consolidated financial statements are based on IFRS issued and outstanding as of November 9, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company's annual consolidated financial statements for the year ended December 31, 2011 could result in restatement of these interim consolidated financial statements including the transition adjustments recognized on change-over to IFRS.

The interim consolidated financial statements should be read in conjunction with the Company's Canadian GAAP annual consolidated financial statements for the year ended December 31, 2010.

3. Significant accounting policies

The following accounting policies apply to the continuing operations of the Company. Policies applicable to the former Upstream oil and gas operations are disclosed in note 18 - Discontinued operations.

i) Principles of consolidation

The consolidated financial statements include the accounts of Provident Energy Ltd. and all direct and indirect subsidiaries and partnerships. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

ii) Financial instruments

Financial assets and liabilities are classified as financial assets or liabilities at fair value through profit or loss, loans and receivables, held to maturity investments, available for sale financial assets, or other financial liabilities, as appropriate.  When financial assets and liabilities are initially recognized, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs.

Provident determines the classification of its financial assets at initial recognition. The Company's financial assets include cash and cash equivalents, accounts receivable, financial derivative instruments and investments.

Financial Assets

a) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss includes financial assets held for trading and financial assets designated upon initial recognition at fair value through profit or loss.  Financial assets are classified as held for trading if they are acquired for the purpose of selling in the near term.  The Company's financial derivative instruments, including embedded derivatives, are classified as held for trading.  Gains or losses on financial derivative instruments are recognized in profit or loss.

 b)     Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market.  After initial measurement, loans and receivables are subsequently carried at amortized cost using the effective interest method less any allowance for impairment.  Amortized cost is calculated taking into account any discount or premium on acquisition and includes fees that are an integral part of the effective interest rate and transaction costs.  Gains and losses are recognized in the income statements when the loans and receivables are derecognized or impaired, as well as through the amortization process. The Company's accounts receivables are included in this financial asset category.

c)     Cash and cash equivalents

Cash and cash equivalents include short-term investments with an original maturity of three months or less when purchased.

Financial Liabilities

a)     Financial liabilities at fair value through profit or loss

Financial liabilities at fair value include financial liabilities held for trading and financial liabilities designated upon initial recognition at fair value through profit or loss. Financial liabilities are classified as held for trading if they are acquired for the purpose of selling in the near term.  Financial derivative instruments, including embedded derivatives, are classified as held for trading.  Gains and losses on liabilities held for trading are recognized in profit and loss.

b)     Other liabilities

Other liabilities are recorded initially at fair value of the consideration received less any related transaction costs. Subsequent to initial recognition, the balances are measured at amortized cost using the effective interest method. Gains and losses are recognized in the income statement when the liabilities are derecognized and through amortization expense recorded as financing charges. The Company's accounts payable, accrued liabilities other than share based compensation, cash distribution payable, long-term debt and convertible debentures are included within this financial liability category (also see item xiv).

iii)     Property, plant & equipment

The initial cost of an asset comprises its purchase price or construction costs directly attributable to bringing the asset into operation, the initial estimate of the decommissioning obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset. Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized net in profit or loss.

Midstream assets

Midstream facilities, including natural gas liquids storage facilities and natural gas liquids processing and extraction facilities are carried at cost less accumulated depreciation and accumulated impairment losses and are depreciated at a component level on a straight-line basis over the estimated service lives of the assets, which range from 25 to 35 years. Capital assets related to pipelines are carried at cost less accumulated depreciation and accumulated impairment losses and are depreciated at a component level using the straight-line method over their economic lives of approximately 35 years.

Minimum NGL product and cavern bottoms

The minimum NGL product is the minimum volume of NGL product needed as a permanent inventory to maintain adequate reservoir pressures and deliverability rates throughout the withdrawal season within the Company's owned assets. All tanks, caverns or other storage reservoirs require a minimum level of product in the storage caverns to maintain a minimum pressure.  Below this minimum pressure, products cannot be readily extracted for sale. Minimum NGL product and cavern bottoms within the Company's owned assets are presented as part of Midstream assets within property, plant and equipment and are not depreciated.

Pipeline fills

Pipeline fills represent the petroleum based product purchased for the purpose of charging the pipeline system and partially filling the petroleum product storage tanks with an appropriate volume of petroleum products to enable the commercial operation of the facilities and pipeline for all Company owned pipelines and tanks. Pipeline fills within Provident's pipelines are presented as part of Midstream assets within property, plant and equipment and are not depreciated. Holdings of pipeline fills in third party carriers are recorded as product inventory.

Office equipment and other

Office equipment and other assets are carried at cost less accumulated depreciation and accumulated impairment losses and are generally depreciated on a straight-line basis over their estimated useful lives. The estimated useful lives for office equipment and other assets are as follows:

Office equipment	5 - 6 years
Computer hardware & software	3 - 4 years
Leasehold improvements & other	10 years

Major maintenance and repairs, inspection, turnarounds and derecognition

Major maintenance and turnarounds are tracked on a project basis and reviewed by management for potential capitalization. These costs are depreciated on a straight-line basis over a period which represents the estimated period before the next planned maintenance or turnaround. All other maintenance costs are expensed as incurred. Expenditures on major maintenance or repairs comprise the cost of replacement parts of assets, inspection costs and overhaul costs. Where an asset or part of an asset that was separately depreciated and is now written off is replaced and it is probable that future economic benefits associated with the item will flow to the Company, the expenditure is capitalized. In instances where an asset part is not separately considered a component, the replacement value is used to estimate the carrying amount of the replaced assets, and the previous carrying amount is immediately expensed.

Impairment of property, plant and equipment

For operating assets, the impairment test is performed at the cash generating unit level and for office equipment and other assets, the impairment test is performed at the individual asset level. A cash generating unit is determined to be the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Values of assets are reviewed for impairment when indicators of such impairment exist. If any indication of impairment exists, an estimate of the asset's recoverable amount is calculated. The recoverable amount is determined as the higher of the fair value less costs to sell for the asset and the asset's value in use. If the carrying amount of the asset exceeds its recoverable amount, the asset is deemed impaired and an impairment loss is recognized in profit or loss so as to reduce the carrying amount of the asset to its recoverable amount.

For assets excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss.

iv)     Intangible assets

Intangible assets acquired separately are recognized at cost upon initial recognition. The cost of intangible assets acquired in a business combination is fair value as at the date of acquisition. Following initial recognition, the cost model is applied requiring the intangible asset to be carried at cost less any accumulated amortization and accumulated impairment losses. Provident will assess whether the useful lives of intangible assets are finite or indefinite. Intangible assets with finite useful lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired and amortized on a straight-line basis over the estimated useful lives of the assets, which range from a period of 12 to 15 years. The amortization expense of intangible assets with finite lives is recognized in depreciation and amortization expense in profit or loss.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds, if any, and the carrying amount of the asset and are recognized in profit or loss when the asset is derecognized.

v)     Joint arrangements

A joint arrangement exists when a contractual arrangement exists that establishes shared decision making over the joint activities. Joint control is defined as the contractually agreed sharing of the power to govern the financial and operating policies of a venture so as to obtain benefits from its activities.

Joint operations

A joint operation involves the use of assets and other resources of the Company and other venturers rather than the establishment of a corporation, partnership, or other entity. The Company recognizes in its financial statements the assets it controls and the liabilities it incurs and its share of the revenue and expenses from the sale of goods or services by the joint operation arrangement.

Joint assets

A joint asset involves joint control and offers joint ownership by the Company and other venturers of assets contributed to or acquired for the purpose of the joint arrangement, without the formation of a corporation, partnership, or other entity. The Company accounts for its share of the joint assets, its share of jointly incurred liabilities with other venturers, any revenue from the sale or use of its share of the output of the joint asset, and any expenses incurred in relation to its interest in the joint asset from the sale of goods or services by the joint asset.

vi)     Leases

Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

vii)     Borrowing costs

Borrowing costs directly attributable to the construction of assets that take a substantial period of time to get ready for their intended use are capitalized as part of the cost of the respective assets. All other borrowing costs are expensed in the period they occur. Borrowing costs consist of interest and other costs that the Company incurs in connection with the borrowing of funds. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company's outstanding borrowings during the period.

viii)     Product inventory

Inventories of product are valued at the lower of cost and net realizable value based on market prices. Cost is determined using the weighted average costing method and comprises direct purchase costs, costs of production, extraction and fractionation costs, and transportation costs.

ix)     Goodwill

Goodwill is initially measured at cost which represents the excess of the cost of an acquired enterprise over the net of the amounts assigned to assets acquired and liabilities assumed. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill does not generate cash flows independently of other assets or groups of assets, and often contributes to the cash flows of multiple cash generating units. As a result, for the purpose of impairment testing, goodwill is monitored at the operating business level.

When a cash generating unit is disposed of, goodwill associated with the operation is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the disposed operation.

Goodwill is not amortized. Rather, Provident assesses goodwill for impairment at least annually and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the group of cash generating units that comprise the Midstream business to which the goodwill relates. The recoverable amount is determined based on a fair value less cost to sell calculation using cash flow projections from financial forecasts. If the carrying amount exceeds the recoverable amount of the group of cash generating units that comprise the Midstream business, an impairment loss is recognized.  Impairment losses relating to goodwill cannot be reversed in future periods. Provident performs its annual impairment test of goodwill as at December 31.

x)     Decommissioning liabilities

A decommissioning liability is recognized when the Company has a present legal or constructive obligation to dismantle and remove a facility or an item of property, plant and equipment and restore the site on which it is located, and when a reliable estimate of that liability can be made. Normally an obligation arises for a new facility upon construction or installation. An obligation for decommissioning may also crystallize during the period of operation of a facility through a change in legislation or a decision to terminate operations.

When a liability for decommissioning cost is recognized, a corresponding amount equivalent to the provision is also recognized as part of the cost of the related property, plant and equipment. The amount recognized represents management's estimate of the present value of the estimated future expenditures of dismantling, demolition and disposal of the facilities, remediation and restoration of the surface land as well as an estimate of the future timing of the costs to be incurred. These costs are subsequently depreciated as part of the costs of the facility or item of property, plant and equipment. Any changes in the estimated timing of the decommissioning or decommissioning cost estimates are accounted for prospectively by recording an adjustment to the provision, and a corresponding adjustment to property, plant and equipment.

The Company uses a nominal risk free discount rate. The accretion of the decommissioning liability is included as a financing charge.

xi)     Share based compensation

Provident uses the fair value method of valuing the compensation plans whereby notional shares are granted to employees. The fair value of these notional shares is estimated and recorded as share based compensation (a component of general and administrative expenses). A portion relating to operational employees at field and plant locations is allocated to operating expense. The offsetting amount is recorded as accrued liabilities or other long-term liabilities. A realization of the expense and a resulting reduction in cash provided by operating activities occurs when a cash payment is made. The fair value measurement is determined at each reporting date using information available at that date.

xii)     Share dilution

The dilutive effect of convertible debentures is determined using the "if-converted" method whereby the outstanding debentures at the end of the period are assumed to have been converted at the beginning of the period or at the time of issue if issued during the year. Amounts charged to income or loss relating to the outstanding debentures are added back to net income for the diluted calculation.

xiii)     Income taxes

Current income tax

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the end of the reporting period, and include any adjustment to tax payable in respect of previous years.

Deferred income tax

Provident follows the liability method for calculating deferred income taxes. Differences between the amounts reported in the financial statements of the Company and its corporate subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the deferred tax asset or liability. The effect of any change in income tax rates is recognized in the current period income or equity, as appropriate.

Deferred tax assets are recognized for deductible temporary differences and the carry-forward of unused tax losses and unused tax credits to the extent that it is probable that taxable profits will be available against which the unused tax losses/credits can be utilized.

Deferred income tax liabilities are provided in full for all taxable temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Discounting of deferred tax assets and liabilities is not permitted.

Deferred income tax relating to items recognized directly in equity is recognized in equity and not in the consolidated statement of operations.

xiv)     Convertible debentures

The Company's convertible debentures are compound financial instruments consisting of a financial liability and an embedded conversion feature. In accordance with IAS 39, the embedded derivatives are required to be separated from the host contracts and accounted for as stand-alone instruments.

Debentures containing a cash conversion option allow Provident to pay cash to the converting holder of the debentures, at the option of the Company. As such, the conversion feature is presented as a financial derivative liability within long term financial derivative instruments. On initial recognition, convertible debentures with a cash conversion option are measured using a method whereby the fair value of the embedded financial derivative instrument is measured using an option pricing model, with the residual amount allocated to the debt component.

Debentures without a cash conversion option are settled in shares on conversion, and therefore the conversion feature is presented within equity, in accordance with its contractual substance. On initial recognition, the convertible debentures without a cash conversion feature are measured using the residual method whereby the debt component was recognized at fair value, with the conversion feature as the residual.

Subsequent to initial recognition, the debt portion, net of issue costs, is accounted for at amortized cost using the effective interest rate method, whereby the residual value of the debt is accreted up to the face value of the debentures. For debentures containing a cash conversion option, the conversion feature is measured at fair value through profit and loss at each reporting date, with any unrealized gains or losses arising from fair value changes reported in the statement of operations. Upon conversion, the corresponding portions of the debt and equity are removed from those captions and transferred to share capital.

xv)     Revenue recognition

Revenue associated with the sale of product owned by Provident is recognized when title passes from Provident to its customer.

Revenues associated with the services provided where Provident acts as agent are recorded on a net basis when the services are provided. Revenues associated with the sale of natural gas liquids storage services are recognized when the services are provided.

xvi)     Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is Provident's functional and presentation currency. Provident's subsidiaries with foreign operations have a functional currency of Canadian dollars. Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange at the balance sheet date, non-monetary items measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions, and revenues and expenses are translated using the exchange rates as at the dates of the initial transactions, with the exception of depreciation and amortization which is translated on the same basis as the related assets. Translation gains and losses are included in income in the period in which they arise.

xvii)     Accounting standards issued but not yet applied

International Financial Reporting Standards

The International Accounting Standards Board ("IASB") issued a number of new accounting pronouncements including IFRS 9 - Financial Instruments, IFRS 10 - Consolidated Financial Statements, IFRS 11 - Joint Arrangements, IFRS 12 - Disclosure of Interests in Other Entities, and IFRS 13 - Fair Value Measurement as well as related amendments to IAS 27 - Separate Financial Statements and IAS 28 - Investments in Associates. These standards are required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted, with the exception of IFRS 9, which requires application for annual periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet assessed the impact of these standards.

4. Significant accounting judgments, estimates and assumptions

The preparation of financial statements requires management to make judgments, estimates and assumptions based on currently available information that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and judgments are continuously evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual results could differ from those estimated. By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

In the process of applying the Company's accounting policies, management has made the following judgments, estimates, and assumptions which have the most significant effect on the amounts recognized in the consolidated financial statements:

Inventory

Due to the inherent limitations in metering and the physical properties of storage caverns and pipelines, the determination of precise volumes of natural gas liquids held in inventory at such locations is subject to estimation. Actual inventories of natural gas liquids can only be determined by draining of the caverns.  By their very nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

Impairment indicators

The recoverable amounts of cash generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions.

Goodwill is tested for impairment annually and at other times when impairment indicators exist. Impairment is determined for goodwill by assessing the recoverable amount of the group of cash generating units that comprise the Midstream business to which the goodwill relates. In assessing goodwill for impairment, it is reasonably possible that the commodity price assumptions, sales volumes, supply cost, discount rates, and tax rates may change which may then impact the recoverable amount of the group of cash generating units which comprise the Midstream business and may then require a material adjustment to the carrying value of goodwill.

For the Midstream business, it is reasonably possible that these assumptions may change which may then impact the recoverable amounts of the cash generating units and may then require a material adjustment to the carrying value of its tangible and intangible assets. The Company monitors internal and external indicators of impairment relating to its tangible and intangible assets.

Decommissioning and restoration costs

Decommissioning and restoration costs will be incurred by the Company at the end of the operating life of certain of the Company's facilities and properties. The ultimate decommissioning and restoration costs are uncertain and cost estimates can vary in response to many factors including changes to relevant legal and regulatory requirements, the emergence of new restoration techniques or experience at other production sites. The expected timing and amount of expenditure can also change, for example, in response to changes in laws and regulations or their interpretation. In determining the amount of the provision, assumptions and estimates are required in relation to discount rates. As a result, there could be significant adjustments to the provisions established which would affect future financial results.

The decommissioning provisions have been created based on Provident's internal estimates. Assumptions, based on the current economic environment, have been made which management believe are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual decommissioning costs will ultimately depend upon future market prices for the necessary decommissioning works required which will reflect market conditions at the relevant time.

Income taxes

The Company follows the liability method for calculating deferred income taxes. Differences between the amounts reported in the financial statements of the Company and its subsidiaries and their respective tax bases are applied to tax rates in effect to calculate the deferred tax liability. In addition, the Company recognizes the future tax benefit related to deferred income tax assets to the extent that it is probable that the deductible temporary differences will reverse in the foreseeable future. Assessing the recoverability of deferred income tax assets requires the Company to make significant estimates related to the expectations of future cash flows from operations and the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the deferred tax assets and liabilities recorded at the balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Contingencies

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

Share based compensation

The Company uses the fair value method of valuing compensation expense associated with the Company's share based compensation plan whereby notional shares are granted to employees. Estimating fair value requires determining the most appropriate valuation model for a grant of equity instruments, which is dependent on the terms and conditions of the grant. The assumptions are discussed in note 13. Actual payments made on settlement may differ from estimates and the difference could be material.

Financial derivative instruments

The Company's financial derivative instruments are initially recognized on the statement of financial position at fair value based on management's estimate of commodity prices, share price and associated volatility, foreign exchange rates, interest rates, and the amounts that would have been received or paid to settle these instruments prior to maturity given future market prices and other relevant factors. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of future periods could be material.

5. Transition to IFRS

Provident has prepared its financial statements in accordance with Canadian GAAP for all periods up to and including the year ended December 31, 2010. These financial statements for the three and nine months ended September 30, 2011 comply with IFRS applicable for periods beginning on or after January 1, 2011 and the significant accounting policies meeting those requirements are described in note 3.

The effect of the Company's transition to IFRS are summarized in this note as follows:

i)	Transition elections;
ii)	Reconciliation of the consolidated statements of financial position, including shareholders' equity, as previously reported under Canadian GAAP to IFRS; and
iii)	Reconciliation of the consolidated statements of operations as previously reported under Canadian GAAP to IFRS.

i)     Transition elections

Provident has prepared its IFRS opening consolidated statement of financial position as at January 1, 2010, its date of transition to IFRS. In the preparation of this opening statement of financial position, IFRS 1 allows first-time adopters certain exemptions from the general requirement to apply IFRS retrospectively.  Provident has applied the following transition exceptions and exemptions to full retrospective application of IFRS:

a)     Business combinations - Provident has elected not to apply IFRS 3 retrospectively to business combinations that occurred prior to transition to IFRS on January 1, 2010. Rather, the Company has elected to apply IFRS 3 relating to business combinations prospectively from January 1, 2010. As such previous Canadian GAAP balances relating to business combinations entered into before that date, including goodwill, have been carried forward without adjustment.

b)     Changes in decommissioning, restoration and similar liabilities - IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires specified changes in a decommissioning, restoration or similar liability to be added to or deducted from the cost of the asset to which it relates. The adjusted depreciable amount of the asset is then depreciated prospectively over its remaining useful life. However, IFRS 1 allows Provident to measure decommissioning, restoration and similar liabilities as at the date of transition to IFRS in accordance with IAS 37 rather than reflecting the impact of changes in such liabilities that occurred before the date of transition to IFRS.

c)     Property, plant and equipment - The deemed cost of oil and natural gas properties at January 1, 2010, the date of transition to IFRS, was determined by reference to IFRS 1 - First-time Adoption of International Financial Reporting Standards. Upon adoption, the Company has elected to apply the full cost exemption to measure oil and gas assets in the development or production phases by allocating the carrying value determined under Canadian GAAP to cash generating units pro rata using proved and probable reserve values on the date of transition. In addition, any differences arising from the adoption of IFRS from previous Canadian GAAP for decommissioning liabilities related to the Upstream business have been recognized in accumulated deficit on the transition date in accordance with IFRS 1.

d)     Arrangements containing leases - IFRS 1 allows a first-time adopter to apply the transitional provisions in IFRIC 4 - Determining whether an Arrangement contains a Lease, which allows a first-time adopter to determine whether an arrangement existing at the date of transition to IFRS contains a lease on the basis of facts and circumstances existing at that date. As a first-time adopter, Provident made the same determination of whether an arrangement contained a lease in accordance with previous Canadian GAAP as that required by IFRIC 4 but at a date other than that required by IFRIC 4.

ii)     The following is a reconciliation of the consolidated statements of financial position, including shareholders' equity, as previously reported under Canadian GAAP to IFRS:

($000's)		December 31, 2010			September 30, 2010			January 1, 2010
	Note	CDN GAAP	Adj	IFRS	CDN GAAP	Adj	IFRS	CDN GAAP	Adj	IFRS
Assets
Current assets
Cash and cash equivalents		4,400	-	4,400	-	-	-	7,187	-	7,187
Accounts receivable		206,631	-	206,631	187,589	-	187,589	216,786	-	216,786
Petroleum product inventory	A	83,868	22,785	106,653	132,544	20,832	153,376	37,261	21,518	58,779
Prepaid expenses and other current assets		2,539	-	2,539	4,958	-	4,958	4,803	-	4,803
Financial derivative instruments		487	-	487	76	-	76	5,314	-	5,314
Assets held for sale	I	-	-	-	-	-	-	-	186,411	186,411
		297,925	22,785	320,710	325,167	20,832	345,999	271,351	207,929	479,280

Investments		-	-	-	-	-	-	18,733	-	18,733
Exploration and evaluation assets	I	-	-	-	-	-	-	-	24,739	24,739
Property, plant and equipment	A, B, D, I	832,250	1,540	833,790	813,471	1,692	815,163	2,025,044	(602,888)	1,422,156
Intangible assets		118,845	-	118,845	122,253	-	122,253	132,478	-	132,478
Goodwill		100,409	-	100,409	100,409	-	100,409	100,409	-	100,409
Deferred income taxes	G	50,375	22,324	72,699	35,636	14,967	50,603	-	-	-
		1,399,804	46,649	1,446,453	1,396,936	37,491	1,434,427	2,548,015	(370,220)	2,177,795
Liabilities
Current liabilities
Accounts payable and accrued liabilities		227,944	-	227,944	193,327	-	193,327	221,417	-	221,417
Cash dividends payable		12,646	-	12,646	13,065	-	13,065	13,468	-	13,468
Current portion of convertible debentures		148,981	-	148,981	148,243	-	148,243	-	-	-
Financial derivative instruments		37,849	-	37,849	27,179	-	27,179	86,441	-	86,441
Liabilities held for sale	I	-	-	-	-	-	-	-	2,792	2,792
		427,420	-	427,420	381,814	-	381,814	321,326	2,792	324,118

Long-term debt - revolving term credit facility		72,882	-	72,882	303,530	-	303,530	264,776	-	264,776
Long-term debt - convertible debentures		251,891	-	251,891	95,677	-	95,677	240,486	-	240,486
Decommissioning liabilities	B, I	22,057	35,175	57,232	21,695	34,987	56,682	61,464	66,336	127,800
Long-term financial derivative instruments	C	19,601	9,586	29,187	17,495	-	17,495	103,403	-	103,403
Other long-term liabilities	F	18,735	899	19,634	21,703	3,428	25,131	12,496	-	12,496
Deferred income taxes	G, I	-	-	-	-	-	-	162,665	(124,900)	37,765
		812,586	45,660	858,246	841,914	38,415	880,329	1,166,616	(55,772)	1,110,844

Shareholders' equity
Unitholders' contributions		2,866,268	-	2,866,268	2,856,318	-	2,856,318	2,834,177	-	2,834,177
Convertible debentures equity component	C	25,092	(25,092)	-	15,940	(15,940)	-	15,940	(15,940)	-
Contributed surplus	C	2,953	(2,269)	684	2,953	(2,269)	684	2,953	(2,269)	684
Accumulated deficit	H	(2,307,095)	28,350	(2,278,745)	(2,320,189)	17,285	(2,302,904)	(1,471,671)	(296,239)	(1,767,910)
		587,218	989	588,207	555,022	(924)	554,098	1,381,399	(314,448)	1,066,951
		1,399,804	46,649	1,446,453	1,396,936	37,491	1,434,427	2,548,015	(370,220)	2,177,795

iii)     The following is a reconciliation of the consolidated statements of operations as previously reported under Canadian GAAP to IFRS:

		Year ended			Three months ended			Nine months ended
($000s)		December 31, 2010			September 30, 2010			September 30, 2010
	Notes	CDN GAAP	Adj	IFRS	CDN GAAP	Adj	IFRS	CDN GAAP	Adj	IFRS

Product sales and service revenue		1,746,557	-	1,746,557	363,767	-	363,767	1,202,832	-	1,202,832
Realized loss on buyout of financial derivative instruments		-	-	-	-	-	-	(199,059)	-	(199,059)
Unrealized gain offsetting buyout of financial derivative instruments		-	-	-	-	-	-	177,723	-	177,723
Loss on financial derivative instruments		(124,800)	-	(124,800)	(31,197)	-	(31,197)	(74,694)	-	(74,694)
		1,621,757	-	1,621,757	332,570	-	332,570	1,106,802	-	1,106,802

Expenses
Cost of goods sold	A	1,397,901	(1,266)	1,396,635	292,443	356	292,799	976,322	686	977,008
Production, operating and maintenance		18,504	-	18,504	5,371	-	5,371	13,748	-	13,748
Transportation		18,442	-	18,442	3,609	-	3,609	12,444	-	12,444
Depreciation and amortization	D, E	45,718	(1,243)	44,475	11,878	(498)	11,380	33,606	(775)	32,831
General and administrative		36,671	-	36,671	9,084	-	9,084	24,820	-	24,820
Strategic review and restructuring		13,782	-	13,782	-	-	-	11,913	-	11,913
Financing charges	B, E	29,723	2,528	32,251	8,045	732	8,777	19,948	1,794	21,742
Loss on revaluation of conversion feature of convertible debentures	C	-	433	433	-	-	-	-	-	-
Gain on sale of assets, foreign exchange and other		(3,826)	-	(3,826)	(7,527)	-	(7,527)	(6,509)	-	(6,509)
		1,556,915	452	1,557,367	322,903	590	323,493	1,086,292	1,705	1,087,997
Income from continuing operations before taxes		64,842	(452)	64,390	9,667	(590)	9,077	20,510	(1,705)	18,805
Current tax recovery		(6,956)	-	(6,956)	(1,015)	-	(1,015)	(11,094)	-	(11,094)
Deferred income tax recovery	G	(31,694)	(9,177)	(40,871)	(3,242)	(645)	(3,887)	(16,876)	(1,820)	(18,696)
		(38,650)	(9,177)	(47,827)	(4,257)	(645)	(4,902)	(27,970)	(1,820)	(29,790)
Net income for the period from continuing operations		103,492	8,725	112,217	13,924	55	13,979	48,480	115	48,595
Net loss from discontinued operations	I	(438,587)	315,864	(122,723)	(5,000)	-	(5,000)	(444,890)	313,409	(131,481)
Net (loss) income and comprehensive (loss) income for the period		(335,095)	324,589	(10,506)	8,924	55	8,979	(396,410)	313,524	(82,886)

Explanatory notes to the IFRS 1 transition adjustments:

Note: The following items address the transition adjustments applicable to continuing operations. For a description of the transition adjustments applicable to discontinued operations, see item I.

A.     Petroleum product inventory - Product inventory required to be stored in third party pipelines as pipeline fill was recorded in property, plant and equipment ("PP&E") under previous Canadian GAAP. Under IFRS, these amounts are recorded as part of petroleum product inventory. Upon transition to IFRS, $21.5 million has been transferred from PP&E to petroleum product inventory. The additional inventory has been processed through the inventory costing calculations with a corresponding impact on cost of goods sold of an additional $0.7 million for the nine months ended September 30, 2010 and a reduction of $1.3 million for the year ended December 31, 2010. Inventory required for linefill and cavern bottoms in assets owned by Provident remains capitalized in PP&E.

B.     Decommissioning liabilities - The amounts recorded under previous Canadian GAAP were the estimated future cash flows discounted at the Company's average credit-adjusted risk free rate of seven percent. Under IFRS, the amounts are discounted using a risk free rate of four percent. Provident recorded an adjustment to increase the decommissioning liabilities for continuing operations by $34.4 million with an offsetting increase in PP&E of $23.3 million and accumulated deficit of $11.1 million representing the pre-2010 earnings impact of this adjustment. The impact of this adjustment on earnings for the nine months ended September 30, 2010 and annual 2010 earnings was additional accretion expense of $0.5 million and $0.7 million, respectively.

C.     Convertible debentures equity component - Under previous Canadian GAAP, the portion of initial value associated with the conversion feature of a convertible debenture is classified as a separate component of equity. As a consequence of Provident's status as an income Trust in 2010, IFRS requires the conversion feature of convertible debentures to be classified as a financial instrument on transition and marked-to-market each reporting period. Since the conversion feature of the debentures outstanding on January 1, 2010 was sufficiently out-of-the-money, the fair value of this feature was determined to be nil. As a result, the Canadian GAAP balance of the equity component of convertible debentures at January 1, 2010 of $15.9 million, as well as $2.3 million of related balances in contributed surplus, have been reclassified to accumulated deficit on the transition date.

In addition, in the fourth quarter of 2010, a new convertible debenture was issued by Provident. Under previous Canadian GAAP, the portion of the initial value of the debenture associated with the conversion feature of $9.2 million was recorded as a separate component of equity. Under IFRS, the value of this conversion feature has been reclassified to long-term financial derivative instruments in the statement of financial position. Under IFRS, Provident is also required to mark-to-market this conversion feature at each reporting period, which resulted in the Company recording an unrealized loss of approximately $0.4 million in the fourth quarter of 2010 in loss on revaluation of conversion feature of convertible debentures in the statement of operations with a corresponding offset to long-term financial derivative instruments.

D.     Depreciation and amortization - IFRS requires that depreciation be calculated at a component level, which resulted in additional depreciation expense from continuing operations of $0.5 million for the nine months ended September 30, 2010 and $0.7 million for the year ended December 31, 2010.

E.     Financing charges - Under IFRS, accretion expense associated with decommissioning liabilities is recorded as a financing charge. Under previous Canadian GAAP, accretion expense from continuing operations of $1.3 million for the nine months ended September 30, 2010 and $1.9 million for the year ended December 31, 2010 related to asset retirement obligations was recorded under depletion, depreciation and accretion expense. Accordingly, these amounts have been reclassified from depletion, depreciation and accretion expense to financing charges. As a result of this change, the caption depletion, depreciation and accretion expense has been changed to be depreciation and amortization expense.

The balances recorded under previous Canadian GAAP as interest on bank debt and interest and accretion on convertible debentures are now included under financing charges under IFRS.

F.     Other long-term liabilities - Included in other long-term liabilities are obligations associated with residual Upstream properties. Under previous Canadian GAAP, these obligations were calculated using an average credit-adjusted risk free rate of seven percent. Under IFRS, the obligations are discounted using a risk free rate of four percent which resulted in Provident recording an adjustment of $3.4 million as at September 30, 2010 and $0.9 million as at December 31, 2010.

G.     Deferred income taxes - The transition adjustment associated with continuing operations was $13.1 million. This IFRS difference is primarily due to the tax rate applied to temporary differences associated with SIFT entities. Under previous Canadian GAAP, Provident used the rate expected to be in effect when the timing differences reverse. However, under IFRS, Provident is required to use the highest rate applicable for undistributed earnings in these entities. In addition, IFRS requires the calculation of deferred taxes related to foreign exchange differences on balances denominated in foreign currencies. For the nine months ended September 30, 2010, the impact of IFRS differences on deferred taxes related to continuing operations was an additional recovery of $1.8 million. The 2010 annual net income from continuing operations impact of IFRS differences on deferred taxes was an additional recovery of $9.2 million, resulting in a total adjustment of $22.3 million at December 31, 2010.

Upon conversion to a corporation on January 1, 2011, all timing differences are now measured under IFRS using a corporate tax rate and, as a result, the majority of the IFRS differences at December 31, 2010 for deferred income taxes has reversed through first quarter 2011 net earnings as a deferred tax expense.

H.     Accumulated deficit - The following is a summary of transition adjustments to the Company's accumulated deficit from Canadian GAAP to IFRS:

		2010
($ millions)	Note	December 31	September 30	January 1

Accumulated deficit as reported under Canadian GAAP		$(2,307.1)	$(2,320.2)	$(1,471.7)
IFRS transition adjustments increase (decrease) on opening statement of financial position related to continuing operations:
Petroleum product inventory	A	0.4	0.4	0.4
Decommissioning liabilities	B	(11.1)	(11.1)	(11.1)
Convertible debentures	C	18.2	18.2	18.2
Other long-term liabilities	F	(0.9)	(0.9)	(0.9)
Deferred income taxes	G	13.1	13.1	13.1
		19.7	19.7	19.7

IFRS transition adjustments increase (decrease) on opening statement of financial position related to discontinued operations:
Impairment on Upstream oil and gas properties	I	(391.5)	(391.5)	(391.5)
Decommissioning liabilities	I	(36.1)	(36.1)	(36.1)
Deferred income taxes	I	111.7	111.7	111.7
		(315.9)	(315.9)	(315.9)
Total net impact on opening statement of financial position		$(296.2)	$(296.2)	$(296.2)

IFRS transition adjustments increase (decrease) net income from continuing operations:
Cost of goods sold	A	$1.3	$(0.7)	$-
Loss on financial derivative instruments	C	(0.4)	-	-
Depreciation and amortization	D, E	1.2	0.8	-
Financing charges	B, E	(2.5)	(1.8)	-
Deferred income taxes	G	9.1	1.8	-
		8.7	0.1	-
IFRS transition adjustments increase (decrease) net income from discontinued operations:
Depletion expense	I	40.2	40.2	-
Loss on sale of oil and gas properties	I	(8.1)	(8.1)	-
Loss on sale of discontinued operations	I	296.0	293.5	-
Deferred income taxes	I	(12.2)	(12.2)	-
		315.9	313.4	-
Total net impact on statement of operations		$324.6	$313.5	$-
Accumulated deficit as reported under IFRS		$(2,278.7)	$(2,302.9)	$(1,767.9)

I.     Discontinued operations - There are a number of IFRS adjustments associated with the Upstream business impacting both the statement of financial position on the date of transition, January 1, 2010 and 2010 net earnings from discontinued operations. However, the total impact of the combined differences related to the Upstream business on Provident's equity balance at December 31, 2010 was nil.  Explanatory notes to the IFRS 1 transition reconciliations for discontinued operations are summarized in the following table:

		2010
Discontinued operations ($ millions)	Note	December 31	September 30	January 1
IFRS transition adjustments increase (decrease) on opening statement of financial position:
Impairment on Upstream oil and gas properties	1	$(391.5)	$(391.5)	$(391.5)
Decommissioning liabilities	2	(36.1)	(36.1)	(36.1)
Deferred income taxes	5	111.7	111.7	111.7
		(315.9)	(315.9)	(315.9)
IFRS adjustments increase (decrease) net income on statement of operations:
Depletion expense	1	40.2	40.2	-
Loss on sale of oil and gas properties	3	(8.1)	(8.1)	-
Loss on sale of discontinued operations	6	296.0	293.5	-
Deferred income taxes	5	(12.2)	(12.2)	-
		315.9	313.4	-
Net impact on accumulated deficit		$-	$(2.5)	$(315.9)

1)     Property, plant and equipment - On transition to IFRS, Provident elected to use the IFRS 1 exemption for its Upstream oil & gas assets, allowing for the allocation of historical book values as reported under previous Canadian GAAP to the individual cash generating units on a pro rata basis. If this election is made, each of the cash generating units is required to be tested for impairment. Any impairment loss is recorded in accumulated deficit on the transition date.  Accordingly, Provident recorded a $391.5 million impairment loss on transition to IFRS. The lower carrying value for the Upstream assets on transition resulted in a lower loss on sale of the business in the second quarter of 2010 compared to previous Canadian GAAP.

In addition, upon transition to IFRS, Provident had the option to continue to calculate depletion similar to previous Canadian GAAP using a reserve base of only proved reserves or to use proved plus probable reserves. Provident has elected to use proved plus probable reserves under IFRS. The combination of a lower carrying value due to the impairment loss on transition and the larger depletion base resulted in lower depletion charges related to the Upstream business under IFRS of $40.2 million for the nine months ended September 30, 2010 and for the year ended December 31, 2010. This difference is also offset in the loss on sale of the Upstream business in the second quarter of 2010.

2)     Decommissioning liabilities - The amounts recorded under previous Canadian GAAP were the estimated future cash flows discounted at the Company's average credit-adjusted risk free rate of seven percent. Under IFRS, the amounts are discounted using a risk free rate of four percent. The adjustment related to the Upstream business, was an increase of the decommissioning liabilities by $36.1 million with the offset to accumulated deficit.

3)     Assets held for sale - IFRS requires that assets held for sale be presented separately on the statement of financial position. Previous Canadian GAAP made an exception to this rule for certain upstream oil and gas related transactions. The sale of West Central Alberta assets held in the Upstream business was announced in December 2009. Therefore, assets and associated decommissioning liabilities of $186.4 million and $2.8 million, respectively, related to this transaction have been presented separately on the statement of financial position, at their fair value, determined with reference to the negotiated sales price adjusted for earnings between December 31, 2009 and the date of closing on March 1, 2010. This transaction resulted in a loss on sale of $8.1 million in the first quarter of 2010.

4)     Exploration and evaluation ("E&E") expenditures - IFRS requires that E&E expenditures be presented separately from PP&E on the statement of financial position. Provident has segregated approximately $24.7 million of its PP&E in accordance with the IFRS 1 full cost exemption as at January 1, 2010. In the first and second quarters of 2010, an additional $0.8 million and $0.2 million was incurred, respectively, which also was classified as E&E. The costs consist primarily of land that relates to Upstream undeveloped properties which has not been depleted but rather is assessed for impairment when indicators suggest the possibility of impairment.

5)     Taxes - The transition adjustment for deferred income taxes on transition to IFRS is primarily due to changes in the carrying amount of Upstream assets on the January 1, 2010 statement of financial position and the corresponding impact on temporary differences used to determine the deferred income tax balance. As a result, an adjustment of $111.7 million was recorded with an offset amount recorded in accumulated deficit. Additionally, a reduction in deferred income tax recoveries of $12.2 million were incurred in the nine months ended September 30, 2010 and for the year ended December 31, 2010 primarily as a result of lower depletion expense under IFRS.

6)     Loss on sale of discontinued operations - The loss on sale of discontinued operations was impacted by each of the IFRS adjustments 1 through 5 listed above, resulting in an IFRS adjustment to the loss on sale of discontinued operations of $293.5 million and $296.0 million, net of tax, for the nine months ended September 30, 2010 and year ended December 31, 2010, respectively.

6. Petroleum product inventory

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized.  For the three and nine months ended September 30, 2011, the Company recognized $355.1 million (2010 - $292.8 million) and $1.1 billion (2010 - $977.0 million), respectively, of product inventory as an expense in cost of goods sold. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense and included in cost of goods sold in the period the write-down or loss occurs. Any reversals of write-downs are also included in cost of goods sold. For the nine months ended September 30, 2011 and 2010, no write-down or reversal of write-downs of inventories were recognized in the consolidated statement of operations.

7. Property, plant and equipment

($000s)	Midstream assets	Office equipment & other	Subtotal	Oil & natural gas properties	Total
Cost:
Balance as at January 1, 2010	$886,442	$47,174	$933,616	$2,682,180	$3,615,796
Additions	55,768	920	56,688	38,444	95,132
Acquisitions	22,456	-	22,456	5,117	27,573
Disposals	-	(2,603)	(2,603)	(2,725,741)	(2,728,344)
Balance as at December 31, 2010	964,666	45,491	1,010,157	-	1,010,157
Additions	73,766	512	74,278	-	74,278
Capitalized interest, net of recoveries	711	-	711	-	711
Change in decommissioning provision	21,159	-	21,159	-	21,159
Other	-	74	74	-	74
Removal of fully depreciated assets	(1,765)	(23,601)	(25,366)	-	(25,366)
Balance as at September 30, 2011	$1,058,537	$22,476	$1,081,013	$-	$1,081,013

Accumulated depletion and depreciation:
Balance as at January 1, 2010	$116,656	$27,786	$144,442	$2,049,198	$2,193,640
Depletion and depreciation for the period	25,729	7,056	32,785	123,940	156,725
Disposals	-	(860)	(860)	(2,173,138)	(2,173,998)
Balance as at December 31, 2010	142,385	33,982	176,367	-	176,367
Depreciation for the period	18,733	4,049	22,782	-	22,782
Removal of fully depreciated assets	(1,765)	(23,601)	(25,366)	-	(25,366)
Balance as at September 30, 2011	$159,353	$14,430	$173,783	$-	$173,783

Net book value:
Net book value as at January 1, 2010	$769,786	$19,388	$789,174	$632,982	$1,422,156
Net book value as at December 31, 2010	$822,281	$11,509	$833,790	$-	$833,790
Net book value as at September 30, 2011	$899,184	$8,046	$907,230	$-	$907,230

Capitalized borrowing costs

The amount of borrowing costs directly attributable to the construction of assets that take a substantial period of time to get ready for their intended use capitalized during the period ended September 30, 2011 was $0.7 million (2010 - nil). The rate used to calculate the amount of borrowing costs capitalized was the weighted average interest rate applicable to the Company's outstanding borrowings during the period.

Septimus to Younger pipeline project

On March 2, 2011, Provident announced an agreement between Provident Energy Ltd., AltaGas Ltd. ("AltaGas"), and a senior producer, to construct a 16-inch rich gas pipeline from a Montney gas plant to the AltaGas/Provident Younger deep cut natural gas processing facility in northeastern British Columbia. Under the agreement, Provident and AltaGas will each own a 30 percent interest in the project. The 25 kilometre pipeline will serve as a trunk line to support the gathering of up to 250 million cubic feet per day of natural gas from the liquids-rich Montney area. The estimated cost to complete the pipeline is approximately $30 million, of which Provident has committed to spend $9 million.

Construction of a truck terminal at Cromer

On September 8, 2011, Provident announced the construction of a truck unloading terminal located at Cromer, Manitoba. The terminal, plus associated storage, will have an initial capacity of approximately 2,000 barrels per day of natural gas liquids production from the Bakken area. The natural gas liquids from this terminal will be injected into the Enbridge mainline for transport to Sarnia, Ontario. Provident anticipates the project will cost approximately $10 million to complete and will begin receiving volumes in the first quarter of 2012.

8. Intangible assets

($000s)	Midstream contracts and customer relationships	Other intangible assets	Total
Cost:
Balance as at January 1, 2010	$183,100	$16,308	$199,408
Balance as at December 31, 2010	183,100	16,308	199,408
Removal of fully amortized assets	(21,100)	-	(21,100)
Balance as at September 30, 2011	$162,000	$16,308	$178,308

Accumulated amortization:
Balance as at January 1, 2010	$61,862	$5,068	$66,930
2010 amortization	13,200	433	13,633
Balance as at December 31, 2010	75,062	5,501	80,563
Amortization for the period	8,611	321	8,932
Removal of fully amortized assets	(21,100)	-	(21,100)
Balance as at September 30, 2011	$62,573	$5,822	$68,395

Net book value:
Net book value as at January 1, 2010	$121,238	$11,240	$132,478
Net book value as at December 31, 2010	$108,038	$10,807	$118,845
Net book value as at September 30, 2011	$99,427	$10,486	$109,913

Useful life (years)	15	12 -15
Remaining amortization period (years)	9.25	9.25

9. Goodwill

Provident performed a goodwill impairment test at January 1, 2010 and December 31, 2010 which determined that the recoverable amount of the group of cash generating units that comprise the Midstream business was in excess of the respective carrying value. Accordingly, no write-down of goodwill was required. The recoverable amount was determined based on a fair value less costs to sell calculation using cash flow projections from financial forecasts approved by management covering a 10 year period. Key assumptions upon which management based its determinations of the recoverable amount for the goodwill in 2010 include operating margins which are projected to increase by approximately 3% by 2020, attributable to capital expenditures and expected growth in the fee-for-service business, combined with a positive commodity pricing outlook and a weighted average discount rate of 10.5%. The forecast included future commodity price assumptions based on forward commodity price curves effective at December 31, 2010 with the assumption that prices will stabilize at approximately US$92.00/bbl for WTI crude oil and $5.00/mmbtu for AECO natural gas by 2014 and increase at inflationary rates thereafter.

10. Long-term debt

	As at	As at
	September 30, 2011	December 31, 2010
Revolving term credit facility	$206,482	$72,882
Convertible debentures	314,745	251,891
Current portion of convertible debentures	-	148,981
	314,745	400,872
Total	$521,227	$473,754

i)     Revolving term credit facility

Provident renegotiated an extension of its existing credit agreement (the "Credit Facility") as of October 14, 2011, with National Bank of Canada as administrative agent and a syndicate of Canadian chartered banks and other Canadian and foreign financial institutions (the "Lenders").  Pursuant to the amended Credit Facility, the Lenders have agreed to continue to provide Provident with a credit facility of $500 million which, under an accordion feature, can be increased to $750 million at the option of the Company, subject to obtaining additional commitments.  The amended Credit Facility also provides for a separate Letter of Credit facility which has been increased from $60 million to $75 million.

The amended terms of the Credit Facility provide for a revolving three year period expiring on October 14, 2014, from the previous maturity date of June 28, 2013, (subject to customary extension provisions) secured by all of the assets of the Company and its subsidiaries. Provident may draw on the facility by way of Canadian prime rate loans, U.S. base rate loans, banker's acceptances, LIBOR loans, or letters of credit. As at September 30, 2011, Provident had drawn $210.8 million (including $1.8 million presented as a bank overdraft in accounts payable and accrued liabilities) or 42 percent of its Credit Facility (December 31, 2010 - $75.5 million or 15 percent). Included in the carrying value at September 30, 2011 were financing costs of $1.7 million (December 31, 2010 - $2.4 million). At September 30, 2011 the effective interest rate of the outstanding Credit Facility was 3.5 percent (December 31, 2010 - 4.1 percent). At September 30, 2011 Provident had $57.3 million in letters of credit outstanding (December 31, 2010 - $47.9 million) that guarantee Provident's performance under certain commercial and other contracts.

ii)     Convertible debentures

On January 13, 2011, in connection with the corporate conversion, Provident Energy Ltd. announced an offer to purchase for cash its 6.5% convertible debentures maturing on August 31, 2012 (the "C series") and its 6.5% convertible debentures maturing on April 30, 2011 (the "D series") at a price equal to 101 percent of their principal amounts plus accrued interest. The offer was completed on February 21, 2011 and resulted in Provident taking up and cancelling $4.1 million principal amount of C series debentures and $81.3 million principal amount of D series debentures. The transaction resulted in Provident recognizing a loss on repurchase of $1.2 million in financing charges in the consolidated statement of operations. The total offer price, including accrued interest, was funded by Provident Energy Ltd.'s existing revolving term credit facility.

On April 30, 2011 the remaining D series debentures, with a principal amount of $68.6 million matured as scheduled. Provident funded the maturity through the revolving term credit facility.

In May 2011, Provident issued $172.5 million aggregate principal amount of convertible unsecured subordinated debentures ($165.0 million, net of issue costs). The debentures bear interest at 5.75% per annum, payable semi-annually in arrears on June 30 and December 31 each year commencing December 31, 2011 and mature on December 31, 2018. The debentures may be converted into equity at the option of the holder at a conversion price of $12.55 per share prior to the earlier of December 31, 2018 and the date of redemption, and may be redeemed by Provident under certain circumstances. Upon conversion of the 5.75% debentures, Provident may elect to pay the holder cash at the option of Provident. The debt component of the debentures was initially recorded at fair value of $164.1 million ($156.6 million, net of issue costs). The difference between the fair value and net proceeds of $8.4 million represents the conversion feature of the debentures and was recorded as a long-term financial derivative instrument.

On May 25, 2011, Provident redeemed all of the outstanding aggregate principal amount of the C series 6.5% convertible debentures at a redemption price equal to $1,000 in cash per $1,000 principal amount, plus accrued interest. The redemption resulted in Provident taking up and cancelling the remaining outstanding $94.9 million principal amount of C series debentures. Provident recognized a loss on repurchase of $2.1 million in financing charges in the consolidated statement of operations. The total redemption, including accrued interest, was funded by Provident Energy Ltd.'s existing revolving term credit facility.

Provident may elect to satisfy interest and principal obligations on the convertible debentures by the issuance of shares.  For the nine months ended September 30, 2011, $50 thousand of the face value of debentures were converted to shares at the election of debenture holders (2010 - nil).  Included in the carrying value at September 30, 2011 were financing costs of $14.0 million (December 31, 2010 - $9.0 million).  The following table details each outstanding convertible debenture.

	As at		As at
Convertible Debentures	September 30, 2011		December 31, 2010
($000s except conversion pricing)	Carrying value (1)	Face value	Carrying value	Face value	Maturity date	Conversion price per share (2)
6.5% Convertible Debentures	$-	$-	148,981	$149,980	April 30, 2011	$12.40
6.5% Convertible Debentures	-	-	96,084	98,999	Aug. 31, 2012	11.56
5.75% Convertible Debentures	157,377	172,500	155,807	172,500	Dec. 31, 2017	10.60
5.75% Convertible Debentures	157,368	172,500	-	-	Dec. 31, 2018	12.55
	$314,745	$345,000	$400,872	$421,479
(1) Excluding the conversion feature of convertible debentures.
(2) The debentures may be converted into shares at the option of the holder of the debenture at the conversion price per share.

The conversion feature of convertible debentures is presented at fair value as a long-term financial derivative instrument on the consolidated statement of financial position (see note 15).

11. Decommissioning liabilities

Provident's decommissioning liabilities are based on its net ownership in property, plant and equipment and represents management's estimate of the costs to abandon and reclaim those assets as well as an estimate of the future timing of the costs to be incurred. Estimated cash flows have been discounted at Provident's nominal risk free rate and an inflation rate of two percent has been estimated for future years. In the third quarter of 2011, Provident adjusted the nominal risk free rate from four percent down to three percent, to reflect recent interest rate changes in long-term benchmark bond yields. The resulting adjustment of $21.2 million is presented as a change in estimate.

	Three months ended September 30,		Nine months ended September 30,
($000s)	2011	2010	2011	2010
Carrying amount, beginning of period	$58,377	$56,132	$57,232	$127,800
Acquisitions	-	-	-	3,902
Dispositions - discountinued operations	-	-	-	(65,184)
Increase in liabilities incurred during the period	-	-	-	220
Settlement of liabilities during the period - discontinued operations	-	-	-	(2,041)
Transfer to other long-term liabilities (1)	-	-	-	(18,194)
Accretion of liability - continuing operations	572	550	1,717	1,613
Accretion of liability - discontinued operations	-	-	-	1,494
Change in estimate	21,159	-	21,159	7,072
Carrying amount, end of period	$80,108	$56,682	$80,108	$56,682
(1) Commencing on June 30, 2010, obligations associated with residual Upstream properties have been classified as other long-term liabilities on the statement of financial position.

12. Share capital

On January 1, 2011, the Trust completed a conversion from an income trust structure to a corporate structure pursuant to a plan of arrangement on the basis of one common share in Provident Energy Ltd. in exchange for each trust unit held in the Trust. The conversion resulted in the reorganization of the Trust into a publicly traded, dividend-paying corporation under the name "Provident Energy Ltd."

i)     Share capital

Common Shares	Number of shares	Amount (000s)
Issued on conversion to a corporation effective January 1, 2011	268,765,492	$2,866,268
Issued pursuant to the dividend reinvestment plan	2,865,408	22,681
To be issued pursuant to the dividend reinvestment plan	382,789	3,227
Debenture conversions	4,325	49
Balance at September 30, 2011	272,018,014	$2,892,225

Provident has an unlimited number of common shares authorized for issuance.

ii)     Unitholders' contributions

Trust Units	Number of units	Amount (000s)
Balance at January 1, 2010	264,336,636	$2,834,177
Issued pursuant to the distribution reinvestment plan	4,002,565	28,635
To be issued pursuant to the distribution reinvestment plan	426,291	3,456
Balance at December 31, 2010	268,765,492	$2,866,268
Cancelled on conversion to a corporation effective January 1, 2011	(268,765,492)	(2,866,268)
Balance at September 30, 2011	-	$-

The basic and diluted per share amounts for the three months ended September 30, 2011 were calculated based on the weighted average number of shares outstanding of 270,980,788 (2010 - 266,418,768).

The basic and diluted per share amounts for the nine months ended September 30, 2011 were calculated based on the weighted average number of shares outstanding of 269,920,292 (2010 - 265,436,507).

13. Share based compensation

i)     Restricted/Performance share units

Certain employees of Provident are granted restricted share units (RSUs) and/or performance share units (PSUs), both of which entitle the employee to receive cash compensation in relation to the value of a specific number of underlying notional share units.  The grants are based on criteria designed to recognize the long term value of the employee to the organization.  RSUs typically vest evenly over a period of three years commencing at the grant date.  Payments are made on the anniversary dates of the RSU to the employees entitled to receive them on the basis of a cash payment equal to the value of the underlying notional share units.  PSUs vest three years from the date of grant and can be increased to a maximum of double the PSUs granted or a minimum of nil PSUs depending on the Company's performance based on certain benchmarks.

The fair value estimate associated with the RSUs and PSUs is expensed in the statement of operations over the vesting period.  At September 30, 2011, $13.9 million (December 31, 2010 - $7.4 million) is included in accounts payable and accrued liabilities for this plan and $7.8 million (December 31, 2010 - $10.4 million) is included in other long-term liabilities.  The following table reconciles the expense recorded for RSUs and PSUs.

	Three months ended September 30,		Nine months ended September 30,
	2011	2010	2011	2010
General and administrative	$3,182	$1,140	$10,467	$3,593
Production, operating and maintenance expense (recovery)	261	(34)	829	48
	$3,443	$1,106	$11,296	$3,641

The following table provides a continuity of the Company's RSU and PSU plans:

Units outstanding	RSUs	PSUs
Opening balance, January 1, 2011	1,175,008	2,443,581
Grants	542,999	470,069
Reinvested through notional dividends	59,869	115,209
Exercised	(560,215)	(722,082)
Forfeited	(14,454)	(11,636)
Ending balance September 30, 2011	1,203,207	2,295,141

At September 30, 2011, all RSUs and PSUs have been valued at a share price of $8.58 and, as at September 30, 2011 each PSU has been valued using a multiplier of 1.25, 1.35, and 1.00, for the 2009, 2010, and 2011 grants, respectively.

14. Income taxes

Prior to conversion to a corporation effective January 1, 2011,  IFRS requires temporary differences at the Trust level to be reflected at the highest rate at which individuals would be taxed on undistributed profits. Upon corporate conversion, deferred tax balances are determined using the applicable statutory rate for corporations.

Income tax expense is recognized based on management's best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average rate used for the nine months ended September 30, 2011 and 2010 was 27.5 percent and 33.5 percent, respectively.

15. Financial instruments

The following table is a summary of the net financial derivative instruments liability:

	As at September 30,	As at December 31,
($ 000s)	2011	2010

Crude oil	(31,799)	28,313
Natural gas	19,642	19,102
NGL's (includes propane, butane)	30,780	10,363
Foreign exchange	11,959	(28)
Electricity	(1,134)	(421)
Interest	3,224	(366)
Conversion feature of convertible debentures	23,258	9,586
Total	$55,930	$66,549

For convertible debentures containing a cash conversion option, the conversion feature is measured at fair value through profit and loss at each reporting date, with any unrealized gains or losses arising from fair value changes reported in the consolidated statement of operations. This resulted in Provident recording losses of $4.1 million (2010 - nil) and $5.3 million (2010 - nil) on the revaluation on the conversion feature of convertible debentures for the three and nine months ended September 30, 2011, respectively.

In April, 2010, Provident completed the buyout of all fixed price crude oil and natural gas swaps associated with the Midstream business for a total realized cost of $199.1 million. The carrying value of these specific contracts at March 31, 2010 was a liability of $177.7 million resulting in an offsetting unrealized gain in the second quarter of 2010. The buyout of Provident's forward mark-to-market positions allowed Provident to refocus its Commodity Price Risk Management Program on forward selling a portion of actual produced NGL products and inventory to lock-in margins for terms of up to two years. Provident has retained certain participating crude oil and natural gas swaps and NGL throughput and inventory contracts that utilize financial derivative instruments based directly on underlying NGL products.

The following table summarizes the impact of the gain (loss) on financial derivative instruments during the three and nine months ended September 30, 2011 and 2010. The loss on revaluation of conversion feature of convertible debentures, realized loss on buyout of financial derivative instruments, and unrealized gain offsetting buyout of financial derivative instruments are not included in the table as these items are separately disclosed on the consolidated statement of operations.

Gain (loss) on financial derivative instruments	Three months ended September 30,				Nine months ended September 30,
	2011		2010		2011		2010
($ 000s except volumes)		Volume (1)		Volume (1)		Volume (1)		Volume (1)
Realized loss on financial derivative instruments
Crude oil	$1,625	0.8	$(1,263)	0.5	$(8,336)	1.7	$(12,414)	1.7
Natural gas	(2,243)	6.1	(3,149)	3.3	(7,935)	18.3	(25,128)	10.6
NGL's (includes propane, butane)	(13,086)	1.6	(336)	-	(41,841)	3.7	818	0.4
Foreign exchange	874		459		1,472		2,631
Electricity	1,084		(154)		1,947		446
Interest rate	(325)		(113)		(422)		(812)
	(12,071)		(4,556)		(55,115)		(34,459)
Unrealized gain (loss) on financial derivative instruments	16,677		(26,641)		24,291		(40,235)
Gain (loss) on financial derivative instruments	$4,606		$(31,197)		$(30,824)		$(74,694)
(1) The above table represents aggregate net volumes that were bought/sold over the periods.  Crude oil and NGL volumes are listed in millions of barrels and natural gas is listed in millions of gigajoules.

16. Product sales and service revenue

For the three and nine months ended September 30, 2011, included in product sales and service revenue is $60.7 million (2010 - $34.2 million) and $176.7 million (2010 - $132.4 million), respectively, associated with the U.S. midstream operations.

17. Other income and foreign exchange

Other income and foreign exchange is comprised of:

Other income and foreign exchange	Three months ended September 30,		Nine months ended September 30,
($ 000s)	2011	2010	2011	2010
Realized (gain) loss on foreign exchange	$(1,094)	$548	$(258)	$2,115
Gain on sale of assets	-	(3,300)	-	(3,300)
Other income	(2,112)	(298)	(6,442)	(298)
	(3,206)	(3,050)	(6,700)	(1,483)
Unrealized (gain) loss on foreign exchange	(1,111)	425	(886)	(124)
Gain on termination of agreement	-	(4,900)	-	(4,900)
Other	2	(2)	52	(2)
	(1,109)	(4,477)	(834)	(5,026)
Total	$(4,315)	$(7,527)	$(7,534)	$(6,509)

For the three and nine months ended September 30, 2011, Provident recognized other income of $2.1 million and $6.4 million, respectively, from third parties relating to payments received for certain contractual volume commitments at the Empress facilities.

During the third quarter of 2010, Provident agreed to terminate a multi-year condensate storage and terminalling services agreement with a third party in exchange for a parcel of land valued at $4.9 million. The transaction was accounted for as a non-monetary transaction and included in property, plant and equipment on the consolidated balance sheet with a corresponding gain included in "Other income and foreign exchange" on the consolidated statement of operations.

In the third quarter of 2010, Provident received proceeds of $3.3 million from the sale of certain asset-backed commercial paper investments that had previously been written off. Provident recorded a gain on sale in "Other income and foreign exchange" on the consolidated statement of operations.

18. Discontinued Operations (Provident Upstream)

On June 29, 2010, Provident completed a strategic transaction in which Provident combined the remaining Provident Upstream business with Midnight Oil Exploration Ltd. ("Midnight") to form Pace Oil & Gas Ltd. ("Pace") pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the "Arrangement") Under the Arrangement, Midnight acquired all outstanding shares of Provident Energy Resources Inc., a wholly-owned subsidiary of Provident Energy Trust which held all of the producing oil and gas properties and reserves associated with Provident's Upstream business. Total consideration from the transaction was $423.7 million, consisting of $115 million in cash and approximately 32.5 million shares of Pace valued at $308.7 million at the time of the closing. Associated transaction costs were $8.1 million. Under the terms of the Arrangement, Provident unitholders divested a portion of each of their Provident units to receive 0.12225 shares of Pace, which was recorded as a non-cash distribution by the Trust, valued at $308.7 million. Provident recorded a loss on sale of $79.8 million and $58.1 million in future tax recovery related to this transaction. This transaction completed the sale of the Provident Upstream business in a series of transactions between September 2009 to June 2010.

The following table presents information on the net loss from discontinued operations.

	Three months ended September 30,		Nine months ended September 30,
Net loss from discontinued operations (000's)	2011	2010	2011	2010
Production revenue, net of royalties	$-	$-	$-	$76,581
Loss from discontinued operations before taxes	-	-	-	(112,702)
Loss on sale of discontinued operations	-	(5,000)	-	(88,548)
Current tax expense	-	-	-	(1)
Future income tax recovery	-	-	-	69,770
Net loss from discontinued operations for the period	$-	$(5,000)	$-	$(131,481)
Per unit
basic and diluted	$-	$(0.02)	$-	$(0.50)
(1) For the  three and nine months ended September 30, 2010, interest expense of nil and $2.5 million, respectively, was allocated to discontinued operations on a prorata basis calculated as the proportion of net assets of the Upstream business to the sum of total net assets of the Trust plus long-term debt.

Assets held for sale

IFRS requires that assets held for sale be presented separately on the statement of financial position. Previous Canadian GAAP made an exception to this rule for certain upstream oil and gas related transactions. The sale of West Central Alberta assets held in the Upstream business was announced in December 2009. Therefore, assets and associated decommissioning liabilities of $186.4 million and $2.8 million, respectively, related to this transaction have been presented separately on the January 1, 2010 statement of financial position, at their fair value, determined with reference to the negotiated sales price adjusted for earnings between December 31, 2009 and the date of closing on March 1, 2010. This transaction resulted in a loss on sale of $8.1 million in the first quarter of 2010.

Additional accounting policies

Accounting policies solely related to Provident's Upstream business are as follows:

i)     Financial instruments

Financial Assets

a)     Available for sale

The Company's investments are classified as available for sale financial assets.  A gain or loss on an available for sale financial asset shall be recognized directly in other comprehensive income, except for impairment losses and foreign exchange gains and losses.  When the investment is derecognized or determined to be impaired, the cumulative gain or loss previously recorded in equity is recognized in profit or loss.

ii)     Property, plant & equipment

Oil and natural gas properties

Oil and natural gas properties are stated at cost, less accumulated depletion and depreciation and accumulated impairment losses. Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of property, plant and equipment are recognized as oil and natural gas properties only when they increase the future economic benefits embodied in the specific properties to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and natural gas properties represent costs incurred in developing proved and probable reserves and bringing in or enhancing production from such reserves and are accumulated on a cost centre basis.

Development costs

Expenditures on the construction, installation or completion of infrastructure facilities such as platforms, pipelines and the drilling of development wells, including unsuccessful development or delineation wells, is capitalized within property, plant and equipment.

Depletion

The provision for depletion and depreciation for oil and natural gas assets is calculated, at a component level using the unit-of-production method based on current period production divided by the related share of estimated total proved and probable oil and natural gas reserve volumes, before royalties.  Production and reserves of natural gas and associated liquids are converted at the energy equivalent ratio of 6,000 cubic feet of natural gas to one barrel of oil.  In determining its depletion base, the Company includes estimated future costs for developing proved and probable reserves, and excludes estimated salvage values of tangible equipment and the cost of exploration and evaluation assets.

iii)     Exploration and Evaluation assets

Pre-license costs

General prospecting and evaluation costs incurred prior to having obtained the legal rights to explore an area are expensed directly to the income statement in the period in which they are incurred.

Exploration and evaluation costs

Once the legal right to explore has been acquired, all costs incurred to assess the technical feasibility and commercial viability of resources are capitalized as exploration and evaluation ("E&E") intangible assets until the drilling of the well is complete and the results have been evaluated. These costs may include costs of license acquisition, technical services and studies, seismic acquisition, exploration drilling and testing, directly attributable overhead and administration expenses, including remuneration of production personnel and supervisory management, the projected costs of retiring the assets (if any), and any activities in relation to evaluating the technical feasibility and commercial viability of extracting mineral resources. Such items are initially measured at cost. After initial recognition, the Company measures E&E costs using the cost model whereby the asset is carried at cost less accumulated impairment losses.

Intangible exploration assets are not depleted and carried forward until the Company has determined the technical feasibility and commercial viability of extracting a mineral resource. If no reserves are found and management determines that the Company no longer intends to develop or otherwise extract value from the discovery, the costs are written off to profit or loss. Upon determination of proven and probable reserves, E&E assets attributable to those reserves are first tested for impairment at the cash generating unit level, and then reclassified to oil and natural gas properties, a separate category within property, plant and equipment. Once these costs have been transferred to property, plant and equipment, they are subject to impairment testing at the cash generating unit level similar to other oil and natural gas assets within property, plant and equipment.

iv)     Joint arrangements

Certain of the Company's activities in the Upstream business were conducted through interests in jointly controlled assets and operations, where the Company has a direct ownership interest in and jointly control the assets and/or operations of the venture. Accordingly, the income, expenses, assets, and liabilities of these jointly controlled assets and operations are included in the consolidated financial statements of the Company in proportion to the Company's interest.

v)     Decommissioning liabilities

For upstream operations, the amount recognized represents management's estimate of the present value of the estimated future expenditures to abandon and reclaim the Company's net ownership in wells and facilities determined in accordance with local conditions and requirements as well as an estimate of the future timing of the costs to be incurred.

Decommissioning is likely to occur when the fields are no longer economically viable. This in turn depends on future oil and gas prices, which are inherently uncertain.

vi)     Significant accounting judgments, estimates and assumptions

Reserves base

The Company's reserves have been evaluated in accordance with the Canadian Oil and Gas Evaluation Handbook Volumes 1 and 2 ("COGEH") and comply with the standards that govern all aspects of reserves as prescribed in National Instrument 51-101 (NI 51-101). Under NI 51-101, proved reserves are defined as having a high degree of certainty to be recoverable. Probable reserves are defined as those reserves that are less certain to be recovered than proved reserves.  The targeted levels of certainty, in aggregate, are at least 90 percent probability that the quantities recovered will equal or exceed the estimated proved reserves and at least 50 percent probability that the quantities recovered will equal or exceed the sum of the estimated proved plus probable reserves.  Under NI 51-101 standards, proved plus probable are considered a "best estimate" of future recoverable reserves.

The estimation of oil and gas reserves is a subjective process.  Forecasts are based on engineering data, projected future rates of production, estimated commodity prices, and the timing of future expenditures.  The Company expects reserve estimates to be revised based on the results of future drilling activity, testing, production levels, and economics of recovery based on cash flow forecasts. Future development costs are estimated using assumptions as to number of wells required to produce the reserves, the cost of such wells and associated production facilities, and other capital costs.

Carrying value of oil and gas assets

Oil and gas development and production properties are depreciated on a unit-of-production basis at a rate calculated by reference to proved plus probable reserves and incorporate the estimated future costs of developing and extracting those reserves.

The calculation of unit-of production rate of amortization could be impacted to the extent that actual production in the future is different from current forecast production based on proved plus probable reserves. This would generally result from significant changes in any of the factors or assumptions used in estimating reserves and could include:

•	Changes in proved plus probable reserves;

•	The effect on proved plus probable reserves of differences between actual commodity prices and commodity price assumptions; or

•	Unforeseen operational issues.

Impairment indicators

The recoverable amounts of cash generating units and individual assets have been determined based on the higher of value in use calculations and fair values less costs to sell. These calculations require the use of estimates and assumptions.

For the Upstream business, it is reasonably possible that the commodity price assumptions may change which may then impact the estimated life of the field and may then require a material adjustment to the carrying value of its tangible and intangible assets. The Company monitors internal and external indicators of impairment relating to its tangible and intangible assets.

Impairment of available for sale financial assets

The Company classifies certain assets as available for sale and recognizes movements in their fair value in equity. Subsequent to initial recognition, when the fair value declines, management makes assumptions about the decline in value whether it is an impairment that should be recognized in profit or loss.

19. Subsequent events

Acquisition of Three Star Trucking Ltd.

On October 3, 2011, Provident announced that it had completed the acquisition of a two-thirds interest in Three Star Trucking Ltd. ("Three Star"), a Saskatchewan based oilfield hauling company serving Bakken-area crude oil producers. The acquisition was funded by approximately $8 million in cash and 945,000 Provident shares as well as $4 million of assumed bank debt and working capital. Provident will retain the option to purchase the remaining one-third interest in Three Star after three years from the closing date.

%CIK: 0001142229

For further information:
Investor and Media Contact: Kim Anderson Director, Finance & Investor Relations Ashley Nuell Investor Relations & Communications Analyst Phone (403) 231-6710 Email: info@providentenergy.com	Corporate Head Office: 2100, 250 - 2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

CO: Provident Energy Ltd.

CNW 17:07e 09-NOV-11